Dated 15 February 2006

BEMA GOLD CORPORATION

NOTE PURCHASE AGREEMENT
U.S.$17,500,000
Maximum Aggregate Reference Price of Senior
Convertible Notes, each due 30 June, 2012

L O N D O N

BEMA GOLD CORPORATION

Suite 3100
Three Bentall Centre
595 Burrard Street
P.O. Box 49143
Vancouver BC V7X 1J1
Canada
phone: +1 604 681 8371
fax: +1 604 681 6209

U.S.$17,500,000 Maximum Aggregate Reference Price of
Senior Convertible Notes, each due 30 June, 2012

15 February 2006

To:      THE PURCHASER IDENTIFIED ON THE SIGNATURE PAGES HEREOF:

Ladies and Gentlemen:

Bema Gold Corporation, a corporation continued and existing under the laws of Canada (the "Company", which term shall include any successor thereto), agrees with you as follows:

1.	AUTHORISATION OF NOTES

The Company will authorise the issue and sale of U.S.$17,500,000 maximum aggregate Reference Price of its Senior Convertible Notes, due 30 June, 2012 (the "Notes", such term to include notes issued in substitution therefor pursuant to Clause 15). Each Note shall be substantially in the form set out in Exhibit A, with such changes thereto, if any, as may be approved by you and the Company. Certain capitalised terms used in this Agreement are defined in Schedule B; references to a "Schedule" or an "Exhibit" are, unless otherwise specified, to a Schedule or an Exhibit attached to this Agreement.

2.	SALE AND PURCHASE OF NOTES

(a)

Subject to the terms and conditions of this Agreement, the Company will, in the case of any Notes to be purchased by you, issue and sell to you and you will, subject to clause (b), purchase from the Company, at each Closing provided for in Clause 3, Notes at the purchase price of 100% of the Reference Price thereof up to a maximum aggregate amount of U.S.$17,500,000 (the "Commitment Amount") for all Closings.

(b)

Requests: By delivering a purchase request in the form of Schedule C (a "Purchase Request") to you on or before 10:00 a.m. on any Business Day scheduled to coincide with or occurring prior to the Commitment Termination Date, on not less than three (3) nor more than five (5) Business Days' notice (counting the date on which such Purchase Request is given), the Company may request that Notes be purchased by you on the Note Purchase Date set forth in such Purchase Request and with the Reference Price specified in such

Purchase Request. Upon receipt of a Purchase Request by you, the Purchase Request shall not thereafter be revocable by the Company.

(c)

Number of Note Purchases: The Company may not (except as otherwise agreed by you) request more than five (5) tranches of Notes be purchased by you and each Note sold by the Company must be in a minimum, and an integral multiple, Reference Price of U.S.$1,000,000 or in a Reference Price equivalent to the then undrawn Commitment Amount (but, in no event, less than a Reference Price of U.S.$1,000,000).

(d)

Optional Cancellation: The Company may prior to the Economic Completion Date cancel the unutilised portion of the Commitment Amount hereunder in whole (but not part) on giving not less than thirty (30) Business Days prior written notice thereof to the Noteholders.

(e)

Notice Irrevocable: Any notice given under clause (d) shall be irrevocable. The Company may give a notice pursuant to clause (d) only if the Noteholders (acting reasonably) are satisfied that Economic Completion will be achieved on or prior to 1 June, 2009.

(f)	Automatic Cancellation: Upon the occurrence of the Economic Completion Date, the unutilised portion of the Commitment Amount shall be automatically cancelled.

3.	CLOSING

The sale and purchase of each Note to be purchased by you shall occur in London at 11:00 a.m., London City time, at a closing (each, a "Closing") on any Business Day prior to the Commitment Termination Date (the actual date of such Closing, the "Note Purchase Date"). At such Closing the Company will deliver to you each Note to be purchased by you in the form of a single Note (or such greater number of Notes in denominations of at least U.S.$1,000,000 as you may request by giving the Company at least three (3) Business Days' prior notice) dated the relevant Note Purchase Date and registered in your name (or in the name of your nominee), against delivery by you to the Company or its order of immediately available funds in the amount of the Reference Price to such account located in London as may be nominated by the Company (giving you at least three (3) Business Days' prior notice). If at such Closing the Company shall fail to tender such Notes to you as provided above in this Clause 3, or any of the conditions specified in Clause 4 or Clause 5 shall not have been fulfilled to your satisfaction, you shall, at your election, be relieved of all further obligations under this Agreement in respect of such Notes, without thereby waiving any rights you may have by reason of such failure or such nonfulfillment.

4.

4.1

4.2

(m)	Other Financing Agreements: You shall have received copies of:

	(i)	the Convertible Notes Trust Deed as the same is in effect on the date of this Agreement; and

	(ii)	the Common Terms Agreement and the other Finance Documents as the same are in effect on the date of this Agreement,

in each such case, together with copies of such other documentation relating to each such agreement (including any waivers required in connection with the implementation of this Agreement and the purchase of the Notes hereunder) as you or your legal advisers shall have reasonably requested.

(n)

Land and Surface Rights: You shall have received such documentation as you shall reasonably require by way of evidence of the acquisition by CMGC of surface rights at the Kupol Project which are, in your reasonable opinion, sufficient for the Kupol Project to be capable of being developed in accordance with Clause 11.6(a).

(o)

Know your Customer: You shall have received such documentation as you shall require in order to comply with "know your customer" or similar identification procedures under all applicable laws and regulations applicable to the transactions contemplated hereby.

(p)	Kupol Junior Loan Subordination Agreement: You shall have received a counterpart of the Kupol Junior Loan Subordination Agreement duly executed by the Junior Lender.

5.	ADDITIONAL CONDITIONS TO ALL CLOSINGS

Your obligation to purchase and pay for the Notes sold to you at each Closing is subject to the fulfilment to your satisfaction, prior to or at such Closing, of the following additional conditions:

5.1	Qualifying Project Capital Cost Overrun

(a)

Loans in the principal amount of U.S.$400,000,000 shall have been advanced pursuant to the Common Terms Agreement and the Senior Loan Agreements on or prior to such Note Purchase Date and the proceeds thereof shall have been expended in full in connection with the construction and development of the Kupol Project in accordance with the Development Plan and you shall have received such evidence as you shall have requested in connection therewith;

(b)

Any modification to the Cash Flow Schedule relating to the Qualifying Project Capital Cost Overrun to be funded with the proceeds of such requested Notes and required to be implemented pursuant to Clause 1.8(b) of the Common Terms Agreement shall have been produced in accordance with the provisions thereof;

(c)	(i) The proceeds of such requested Notes are to be utilised to fund the payment of a Qualifying Project Capital Cost Overrun which has either already been incurred or is to be incurred within one (1) month of the relevant Note Purchase Date, (ii) the use of the proceeds of such requested Notes to fund the payment of such Qualifying Project Capital Cost Overrun is consistent with the manner of funding Project Capital Cost Overruns set forth in Clause 11.6(b), and (iii) where such Qualifying Project Capital Cost Overrun is to be funded in part from monies on deposit in the Escrow Account, any lien in respect of such monies granted pursuant to or in connection with the Common Terms Agreement shall have been released;

and, in the case of each of the conditions precedent set forth in clauses (a) to (c), you shall have received such evidence of the satisfaction thereof as you shall have reasonably requested in connection therewith.

5.2	Compliance with Warranties, No Default, etc.

The representations and warranties of the Company set forth in Clause 6 and those of each Obligor set forth in each other Operative Document to which it is a party shall be true and correct in all material respects as of the date initially made, and both immediately before and immediately after the purchase of such Notes (but, if any Default of the nature referred to in Clause 12(e) shall have occurred with respect to any other indebtedness, without giving effect to the application, directly or indirectly, of the proceeds of such Notes to such other indebtedness):

(a)

such representations and warranties shall be true and correct in all material respects with the same effect as if then made (unless stated to relate solely to an earlier date, in which case such representations and warranties shall be true and correct in all material respects as of such earlier date);

(b) no Default shall have then occurred and be continuing; and

(c) no Default under (and as defined in) the Common Terms Agreement shall have then occurred and be continuing.

5.3	Note Purchase Request

You shall have received a duly completed Note Purchase Request for such Notes together with such documentation or other materials as you shall have reasonably requested by way of evidence that the proceeds of such Notes are to be utilised to fund the payment of a Qualifying Project Capital Cost Overrun which has either already been incurred or which is expected to be incurred during the one (1) month period immediately following the relevant Note Purchase Date. Each of the delivery of a Note Purchase Request and the acceptance by the Company of the proceeds of the Notes shall constitute a representation and warranty by the Company on the relevant Note Purchase Date (both immediately before and immediately after giving effect to the purchase of the Notes and the application of the proceeds thereof) that the statements made in Clause 5.2 are true and correct.

5.4	Satisfactory Legal Form

All documents executed or submitted pursuant hereto by or on behalf of any person shall be satisfactory in form and substance as to legal matters to you and your legal advisers acting reasonably and you shall have received all information, and such counterpart originals or such certified or other copies of such instruments related to the conditions precedent described in this Clause, as you or your legal advisers may reasonably request.

5.5	Purchase and Acquisition Permitted by Applicable Law, etc.

On the Note Purchase Date your purchase of Notes shall be permitted by the laws and regulations of each jurisdiction to which you are subject and not subject you to any tax, penalty or liability under or pursuant to any applicable law or regulation, which law or regulation was not in effect on the date hereof. If requested by you, you shall have received a certificate of an Authorised Representative of the Company certifying as to such matters of fact as you may reasonably specify to enable you to determine whether such purchase is so permitted.

5.6	Event of Force Majeure

No Event of Force Majeure shall have occurred and be continuing.

5.7	No Amendment

No amendment, modification or waiver to any material provision of the Common Terms Agreement, the Loan Agreements or any other Finance Document shall have occurred.

6.	REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to the Noteholders that:

6.1	Private Offering by the Company

Neither the Notes nor the Shares issuable upon exercise of the Conversion Rights have been registered under the Securities Act and such Notes and such Shares may not be offered or sold to, or for the account or benefit of, any U.S. person or in the United States unless such Notes and such Shares have been registered under the Securities Act or are exempt from registration. Assuming the accuracy of the representations and warranties made by you hereunder, and in any other instrument relating to your purchase of Notes or Shares, and assuming that you do not convert your Notes in the United States or while you are, or on behalf of a U.S. person, you have been offered the Notes or the Shares issuable upon exercise of the Conversion Rights in a transaction exempt from the registration requirements of the Securities Act pursuant to Regulation S. Neither the Company nor anyone acting on its behalf has taken, or will take, any action that would subject the issuance, delivery or sale of the Notes or the Shares issuable upon exercise of the Conversion Rights to the registration requirements of Section 5 of the Securities Act. Neither the Company nor anyone acting on its behalf has sold, offered for subscription or sale or solicited any invitations for offers or sales of any Notes to, or for the account or benefit of, any U.S. person or in the United States. Other than as disclosed in Schedule E, the Company does not have listed any securities on any exchange operating in the United States. The following statements are, and until the date which is forty one (41) days after each Note Purchase Date will continue to be, true and correct: (a) the Company is a "foreign issuer" (as defined in Regulation S) and neither it nor any of its affiliates nor any person acting on any of their behalf has engaged in any "directed selling efforts" (as defined in Regulation S) in connection with the offer or sale of the Notes or the Shares issuable upon exercise of the Conversion Rights; (b) the Company has a class of securities registered pursuant to Section 12(b) or 12(g) of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), or is required to file reports pursuant to Section 15(d) of the Exchange Act, (c) the Company has filed all material required to be filed pursuant to Section 13(a) or 15(d) of the Exchange Act for a period of at least twelve (12) months immediately preceding the date hereof and the date of issue of any Notes (as may be relevant); and (d) the Company is not registered and is not required to register as an "investment company" under the Investment Company Act.

6.2	Use of Proceeds

The Company will apply the proceeds of the sale of the Notes for purposes of funding a Qualifying Project Capital Cost Overrun.

6.3	Organisation, Power, Authority, etc

The Company is a corporation validly continued and existing and in good standing under the laws of Canada. Each Obligor has full power and authority, and holds all requisite Approvals, to own and hold under lease its property, to sue and to be sued in its own name and to conduct its business substantially as currently conducted by it. Each Obligor has full power and authority to enter into and perform its obligations under each Operative Document executed or to be executed by it and, in the case of the Company, to issue and sell Notes hereunder.

6.4	Due Authorisation; Non-Contravention

The execution and delivery by each Obligor of (in the case of the Company) this Agreement and (in the case of all Obligors) each other Operative Document executed or to be executed by it and the performance by each Obligor of its obligations hereunder and thereunder, and the receipt of the proceeds of the Notes hereunder by the Company:

(a) have been duly authorised by all necessary corporate action on its part;

(b) do not require any Approval (other than those Approvals referred to in Item 5 ("Approvals") of the Disclosure Schedule or, in the case of the Company's execution of this Agreement and the issue of the Securities, those Approvals referred to in Schedule F);

(c)

do not and will not conflict with, result in any violation of, or constitute any default under, any provision of any of its Organic Documents or any applicable law, contractual obligation or Approval binding on it; and

(d)

will not result in or require the creation or imposition of any lien on any of its properties pursuant to the provisions of any contractual obligation (other than pursuant to this Agreement, the Common Terms Agreement and each Security Agreement to which such person is a party).

6.5	Validity, etc

This Agreement constitutes, and each other Operative Document executed or to be executed by any Obligor constitutes, or on the due execution by each party thereto and delivery thereof will constitute, the legal, valid, and binding obligation of such Obligor enforceable in accordance with its terms (subject, as to enforcement, to bankruptcy and insolvency laws of applicability to creditors generally and to general equitable principles).

6.6	Legal Status

Neither the Company nor any of its properties or revenues enjoys any right of immunity from suit, set off, attachment prior to judgment or in aid of execution, or execution on a judgment in respect of its obligations under any of the Note Documents.

6.7	Financial Information

All balance sheets and all statements of operations, shareholders' equity and cash flows (including statements describing Risk Management Obligations) and all other financial information relating to any Group Member which has been furnished by or on behalf of any Obligor to the Noteholders for the purposes of or in connection with this Agreement or any transaction contemplated hereby, including:

(a)

the consolidated balance sheet of the Company and its subsidiaries at December 31, 2004, and the related consolidated statements of operations, shareholders' equity and cash flow (including statements describing Risk Management Obligations) of the Company and its subsidiaries for the Fiscal year then ended, as audited by PricewaterhouseCoopers;

(b)

the consolidated balance sheet at September 30, 2005, and the related consolidated statements of operations, shareholders' equity and cash flow (including statements describing Risk Management Obligations) for the six (6) month period then ended, of the Company and its subsidiaries certified by the chief financial Authorised Representative of the Company; and

(c) the balance sheet of CMGC at 31 December, 2004 and the related statement of profit and loss for the Fiscal Year then ended as certified by the chief financial Authorised Representative of CMGC,

have been prepared in accordance with GAAP consistently applied throughout the periods involved (except as disclosed therein) and do present fairly the financial position of the Obligors and the other persons covered thereby as at the dates thereof and the results of its operations for the periods then ended. No Group Member has on the date hereof any material contingent liability or liability for taxes, long term leases or unusual forward or long term commitments which are not reflected in its financial statements described in this Clause or in the notes thereto.

6.8	Absence of Default

(a)

No Group Member (excluding the Petrex Project Companies) is (subject to any applicable grace period) in default in the payment of (or in the performance of any material obligation applicable to) any indebtedness of such Group Member which, individually or in the aggregate, is in excess of an aggregate of U.S.$1,000,000 (or the equivalent thereof in any other currency);

	(b)	no Default is outstanding or would result from the issue of any Note; and

	(c)	without duplication of Clause 6.8(a):

(i) no Obligor (excluding the Company) is in default under any material provision of any instrument to which it is party (including any Project Document), any applicable law or any contractual obligation;

(ii)

the Company is not in default under any material provision of any instrument to which it is a party (including any Project Document), any applicable law or any contractual obligation in circumstances where such default (A) could reasonably be expected to have a Materially Adverse Effect, or (B) relates to a provision of any instrument, applicable law or contractual obligation where the amount involved is, or might reasonably be expected to be, in excess of U.S.$1,000,000 (or the equivalent thereof in any other currency); and

(iii)

no Group Member (excluding the Obligors and the Petrex Project Companies) is in default under any material provision of any instrument to which it is a party (including any Project Document), any applicable law or any contractual obligation in circumstances where such default (A) could reasonably be expected to have a Materially Adverse Effect, or (B) is or is likely to be materially prejudicial to the business, operations, performance, properties, condition (financial or otherwise) or prospects of such Group Member.

6.9	Litigation, etc.

There is no pending or, to the knowledge of the Company, threatened litigation, arbitration, employment dispute or governmental investigation or proceeding against any Group Member or to which any of such entity's business, operations, properties, assets (including the Kupol Project), revenues or prospects is subject which, if adversely determined, could reasonably be expected to have a Materially Adverse Effect.

6.10	Materially Adverse Effect

Since 31 December 2004 and since the date of the most recent financial statements relating to each Obligor delivered pursuant to Clause 9.1(a), there have been no occurrences which, individually or in the aggregate, could reasonably be expected to have a Materially Adverse Effect.

6.11	Approvals; Project Documents

(a)

All instruments have been entered into and all Approvals (other than those Approvals identified in Part B ("Pending Approvals") of Item 5 of the Disclosure Schedule as being scheduled to be obtained after the date the representation referred to in this clause (a) and is made or repeated from time to time) have been obtained by each Group Member which are required to:

(i)

develop and operate the Kupol Project (including the achievement of Mechanical Completion and Economic Completion by 30 September 2008 and 1 June 2009, respectively) in accordance with the Development Plan; and

		(ii)	enable each Obligor to enter into and perform its obligations under, each Operative Document to which it is a party.

(b)

All Approvals necessary to be obtained in connection with the development and operation of the Kupol Project in accordance with the Development Plan and the execution and implementation of the Operative Documents are listed on Item 5 (Approvals) of the Disclosure Schedule or in Schedule F.

	(c)	Each of the Project Documents is:

		(i)	in full force and effect;

(ii)

enforceable against each Obligor party thereto (and by such Obligor against all other parties thereto) in accordance with its terms (subject, as to enforcement, to bankruptcy and insolvency laws and other laws of applicability and to general equitable principles); and

		(iii)	in the form previously or concurrently delivered to you pursuant to this Agreement.

(d)

All material performance required under each Project Document of each Obligor (and, to the best of the knowledge of each Obligor, of each other party thereto) required at the date of making this representation from time to time has occurred except:

		(i)	performance required by any relevant Project Document to be performed at a later date; and

		(ii)	performance of any obligation contained in any such Project Document which is not material to the Kupol Project or to the performance of such Project Document taken as a whole.

(e)

No default (however denominated) in the performance of the obligations of any Obligor (or, to the best of the knowledge of each Obligor, of any other party thereto) under any Project Document (except any such default in the performance of any such obligation which is not material to the Kupol Project or to the performance of such Project Document taken as a whole) has occurred and is continuing.

(f)

No breach of any representation or warranty contained in clause (d) or (e) shall be deemed to have occurred in the event of a failure to perform any obligation contained in any Project Document by any party thereto other than an Obligor in circumstances where the Obligors are entitled to replace such party, and are taking steps to replace such party, in accordance with the proviso to Clause 12(m); provided, however, that this clause shall not apply when considering whether the representations and warranties contained in clause (d) or (e) are true and correct in all material respects for purposes of Clause 5.2(a).

6.12	Pari Passu

The payment Obligations of the Company under this Agreement and each other Note Document to which it is a party rank at least pari passu in right of payment with all of the Company's other unsecured and unsubordinated indebtedness, other than any such indebtedness which is preferred by mandatory provisions of applicable law.

6.13	Environmental Warranties

(a)	(i)

All facilities and property (including underlying groundwater) owned, operated, leased or utilised in connection with the Kupol Project have been, and continue to be, owned, operated, leased or utilised by such person in compliance with the Agreed Environmental Requirements and in compliance with all Environmental Laws;

(ii)	there have been no past, and there are no pending or threatened:

(A)

written claims, complaints, notices or requests for information received by any person in connection with the Kupol Project with respect to any alleged violation of the Agreed Environmental Requirements or any alleged material violation of any Environmental Law which have not been cured or satisfied; or

(B)

written complaints, notices or inquiries in connection with the Kupol Project regarding potential liability under any Agreed Environmental Requirement or Environmental Law which complaints, notices or enquiries either (x) have resulted in any material action being taken by any Governmental Agency or any other person which action has not been discontinued or otherwise cured or satisfied, or (y) would be likely to result in any material action being taken by any Governmental Agency or any other person;

(iii)

all Agreed Environmental Requirements and Approvals relating to environmental matters which are necessary or advisable for the Kupol Project have been issued and (apart from any breach which might, in the reasonable opinion of the Required Holders, not have a material adverse consequence) are being complied with; and

(iv)

no conditions exist at, on or under any property now or previously owned, leased, operated, licensed or used by CMGC or, so far as CMGC is aware having made enquiry, any other Project Party in connection with the Kupol Project which, with the passage of time, or the giving of notice or both, would give rise to liability for material breach of any Agreed Environmental Requirement or Environmental Law.

(b)	Without prejudice to clause (a):

(i)

each Group Member has complied with all applicable Environmental Laws, except where the failure to be in compliance therewith (A) would not be expected to have a Materially Adverse Effect with respect to the Company or (B) would not be expected to result in any action being taken by any Governmental Agency or any other person charged under applicable law with a responsibility to enforce any Environmental Law; and

(ii)

no Group Member manages any Hazardous Materials at any of its facilities or assets in violation of any Environmental Laws, except where any such violation would not be expected to have a Materially Adverse Effect with respect to the Company.

6.14	Warranties in Common Terms Agreement

Each of the representations made by any Obligor in Clause 9 of the Common Terms Agreement is and remains true and correct in all material respects.

6.15

6.16	Reporting Issuer

The Company is a reporting issuer not in default for the purposes of the securities legislation of British Columbia and Ontario.

6.17	Shares

The Company has, as at the date of making or repeating this representation and warranty, reserved sufficient authorised capital to issue the Shares that may from time to time be issued pursuant to the Conversion Right.

6.18	Registration

(a)

It is not necessary or advisable that this Agreement or any other Note Document be filed, registered, recorded or enrolled with any court, public office or other authority in any jurisdiction or that any stamp, documentary, registration or similar tax or duty be paid on or in relation to this Agreement or any other Document, except (w) to the extent set out in Item 4 (Registration) of the Disclosure Schedule, (x) as set out in the legal opinions referred to in Clause 4.2(g), (y) as may be required by part 12 of national instrument 51-102 of the Canadian Securities Administrators, or (z) as may be required to be provided to the U.S. Securities and Exchange Commission pursuant to reporting obligations under Sections 13(a) or 15(d) of the Exchange Act.

(b)

The issue and delivery of the Notes, and of the Shares on conversion of the Notes, will, in each case, be exempt from prospectus and registration requirements under Canadian securities laws and there are no resale restrictions under such laws on any Notes or on any Shares issued upon the conversion of any Notes (except control person restrictions) after four (4) months and one (1) day from the issue of such Notes.

6.19	Acting as Principal

In entering into this Agreement and each other Note Document the Company is acting as principal for its own account and not, for the avoidance of doubt, as agent or trustee or in any other capacity whatsoever on behalf of any third party.

6.20	Ongoing Representations and Warranties

The Company shall be deemed to repeat, and shall ensure that each of the representations and warranties set out in Clause 6 is true, upon the delivery of each Note Purchase Request, each Note Purchase Date, the Economic Completion Date, the Mechanical Completion Date, each date on which the Conversion Right is exercised and implemented and each Interest Payment Date, as if made by reference to the existing circumstances.

7.	CONVERSION

7.1	Conversion Right

(b)

Subject to and upon compliance with the provisions of this Clause 7, each Noteholder shall have the right (the "Conversion Right"), at the Noteholder's option and at any time prior to 5:00 p.m. (Vancouver time) on the Final Conversion Date of each or any Note held by it to convert such Notes, in whole or in part, into fully paid and non-assessable Shares, without the payment of any further consideration therefor, by applying all or any portion of the principal amount of such Note, as provided for herein, to the purchase of such Shares at the then Current Conversion Price; except that in the event that such Note shall be called for prepayment in full by the Company, the Conversion Right shall terminate with respect thereto at the close of business on the Business Day immediately prior to the date fixed for such prepayment.

In the event that such Note shall have been called for prepayment, and if payment of the prepayment price of such Note is not paid on due surrender of such Note as provided for herein, then the Conversion Right shall revive and continue as if such Note had not been called for prepayment.

(c)

In the event that any Note shall be converted at or prior to the time fixed for determining the holders of record of Shares for the payment of dividends on Shares, the Shares issuable upon the exercise of the Conversion Right shall qualify for such dividends. No adjustment shall be made for dividends on any Shares that shall be issuable upon the exercise of the Conversion Right.

(d)	The Conversion Right shall not be transferable except to a transferee of a Note pursuant to a transfer effected in accordance with Clause 15.

(e)

The Notes may not be converted in the United States or by or on behalf of a U.S. person unless the Shares are registered under the Securities Act and the securities laws of all applicable states of the United States, unless an exemption from registration is available or registration is not required pursuant to Regulation S under the Securities Act.

7.2	Conversion Right in Multiples

Each Note shall be convertible pursuant to the Conversion Right in whole or in part, into Shares in units of Two Hundred and Fifty Thousand Dollars (U.S.$250,000) principal amount of such Note and whole multiples thereof.

7.3	Procedure for Exercise of Conversion Right

(a)

In order to convert any Note pursuant to the Conversion Right, such Note shall be delivered at any time during usual business hours to the Company, accompanied by a written notice (substantially in the form of the Conversion Exercise Notice attached hereto as Schedule D) duly executed by the holder of such Note or its attorney duly authorised in writing, which notice shall state that the Noteholder elects to convert such Note in accordance with the provisions of the Conversion Right and which notice shall further state the name or names (with addresses) in which the certificate or certificates for Shares issuable on such conversion shall be issued.

(b)

Subject to Clause 7.2 , pursuant to the Conversion Right any Noteholder may, through delivery of a Conversion Exercise Notice, elect to convert only part of the principal amount of any Note held by it pursuant to the Conversion Right, in which event the Company shall issue and deliver to such Noteholder, at the expense of the Company, a replacement Note registered in the name of such Noteholder, in a principal amount equal to that part of the principal amount of such Note which such Noteholder did not elect to convert pursuant to the Conversion Right.

(c)

Every such notice of election to convert any Note pursuant to the Conversion Right shall constitute a contract between the relevant Noteholder and the Company, whereby such Noteholder shall be deemed to subscribe for the number of Shares which it will be entitled to receive upon such conversion and in payment and satisfaction of such subscription, to surrender such Note (or portion thereof, in the case of a conversion of such Note in part) and to release the Company from all liability thereon, and whereby the Company shall be deemed to agree that the surrender of such Note (or portion thereof, in the case of a conversion of such Note in part) and the extinguishment of liability thereon shall constitute full payment of such subscription for the Shares to be issued upon such conversion.

(d)

Forthwith after the receipt of a Conversion Exercise Notice pursuant to the Conversion Right and the delivery of the Note to be surrendered, the Company shall cause the transfer agent for the Shares to issue and deliver, to or upon the written order of the holder of such Note so surrendered (i) a certificate or certificates for the number of Shares into which such Note has been converted in accordance with the provisions of this Clause 7, (ii) a replacement Note (if required) in a principal amount equal to the principal amount of such Note which the holder did not elect to convert, and (iii) any cash which the Company is required to pay in accordance with the provisions of Clause 7.7. Such conversion shall be deemed to have been made immediately prior to the close of business at the Company's office on the date on which all conditions precedent to the conversion of such Note have been fulfilled and the person or persons in whose name or names any certificate or certificates for Shares shall be issuable shall be deemed to have become on the said date the holder or holders of record of the Shares represented thereby; provided, however, that if the transfer books of the Company for Shares shall be closed on the said date, the Company shall not be required to issue Shares upon such conversion until the date on which such transfer books shall be re-opened and such person or persons shall not be deemed to have become the holder or holders of record of such Shares until the date on which such transfer books shall be re-opened, but such conversion shall nevertheless be effected when such transfer books shall be re-opened at the Current Conversion Price in effect on, and otherwise as of, the date of conversion.

(e)

The Company covenants that it shall use its best efforts to ensure that the transfer books of the Company for Shares shall not be closed during any period which includes a record date for a dividend or other distribution on the Shares.

7.4	Cancellation of Notes

If converted, in whole or in part, pursuant to the Conversion Right, any surrendered Note shall be cancelled by the Company forthwith upon delivery of such Note to the Company and, subject to Clause 7.3(d)(ii), no replacement Note shall be issued in substitution therefor.

7.5	Adjustment of Price and Terms

(a)

The Current Conversion Price (and the number of Shares issuable upon conversion of any Note pursuant to the Conversion Right) shall be subject to adjustment from time to time as hereinafter is provided.

	(b)	If and whenever at any time after the date hereof the Company:

(i)

issues Shares, or securities exchangeable for or convertible into Shares ("Exchangeable Securities"), to all or substantially all of the holders of Shares by way of stock dividend or otherwise (other than an issue of Shares or securities to holders of Shares who have elected in the ordinary course to receive dividends in Shares or securities in lieu of receiving cash dividends);

(ii)

makes a distribution on its outstanding Shares payable in Shares or Exchangeable Securities (other than a distribution of Shares or securities to holders of Shares who have elected in the ordinary course to receive dividends in Shares or securities in lieu of receiving cash dividends);

		(iii)	subdivides, redivides or changes its outstanding Shares into a greater number of Shares; or

		(iv)	reduces, combines or consolidates its outstanding Shares into a smaller number of Shares,

(any of such events in clauses (i), (ii), (iii) and (iv) being called a "Share Reorganisation"), then the Current Conversion Price shall be adjusted effective immediately after the effective date or record date, as the case may be, for the happening of a Share Reorganisation (being the date on which the holders of Shares are determined for the purpose of the Share Reorganisation) by multiplying the Current Conversion Price in effect immediately prior to such effective date or record date by a fraction, the numerator of which shall be the number of Shares outstanding on such effective date or record date before giving effect to such Share Reorganisation and the denominator of which shall be the number of Shares outstanding immediately after giving effect to such Share Reorganisation (including, in the case where Exchangeable Securities are issued or distributed, the number of Shares that would have been outstanding had all such securities been exchanged for or converted into Shares on such effective date or record date). To the extent that any such Exchangeable Securities are not exchanged for or converted into Shares prior to the expiry of the relevant exchange or conversion rights attaching thereto, the Current Conversion Price shall be readjusted to the Current Conversion Price which would then be in effect based on the number of Shares (or Exchangeable Securities) actually delivered as a result of the exercise of such exchange or conversion rights prior to such expiry.

(c)

If and whenever at any time after the date hereof the Company fixes a record date for the issue of rights, options or warrants to all or substantially all the holders of Shares under which such holders are entitled, during a period expiring not more than forty five (45) days after the date of such issue (the "Rights Period"), to subscribe for or purchase Shares or Exchangeable Securities at a price per Share to the holder (or at an exchange or conversion price per Share during the Rights Period to the holder in the case of Exchangeable Securities) of less than ninety percent (90%) of the Current Market Price for the Shares on such record date (any of such events being called a "Rights Offering"), then the Current Conversion Price shall be adjusted effective immediately after the end of the Rights Period to a price determined by multiplying the Current Conversion Price by a fraction:

	(i)	the numerator of which shall be the aggregate of:

		(A)	the number of Shares outstanding as of the record date for the Rights Offering; and

(B)

a number determined by dividing (A) either (1) the product of the number of Shares issued or subscribed for during the Rights Period upon the exercise of the rights, warrants or options under the Rights Offering and the price at which such Shares are offered, or, as the case may be, (2) the product of the exchange or conversion price, immediately following the expiry of the Rights Period, of the Exchangeable Securities which were issued or subscribed for during the Rights Period upon the exercise of the rights, warrants or options under the Rights Offering and the number of Shares for or into which such Exchangeable Securities could have been exchanged or converted immediately following the expiry of the Rights Period, by (B) the Current Market Price of the Shares as of the record date for the Rights Offering, and

(ii)

the denominator of which shall be the number of Shares outstanding, or the number of Shares which would be outstanding if all the Exchangeable Securities were exchanged for or converted into Shares, immediately following the expiry of the Rights Period, after giving effect to the Rights Offering and including the number of Shares actually issued or subscribed for during the Rights Period upon exercise of the rights, warrants or options under the Rights Offering.

To the extent that any such rights, options or warrants are not so exercised on or before the expiry thereof or any such Exchangeable Securities are not exchanged for or converted into Shares prior to the expiry of such exchange or conversion rights, the Current Conversion Price shall be readjusted to the Current Conversion Price which would then be in effect based on the number of Shares (or Exchangeable Securities) actually delivered on the exercise of such rights, options or warrants or on the exercise of such exchange or conversion rights.

If the holder of a Note has exercised the right to convert such Note into Shares at any point during the period beginning immediately after the record date for a Rights Offering and ending on the last day of the Rights Period for the Rights Offering, the holder of such Note shall, in addition to the Shares to which such Noteholder would otherwise be entitled upon such conversion pursuant to the Conversion Right in accordance with Clause 7.1, be entitled but not obligated, and on payment of the purchase price for any such rights, options or warrants (the "Rights Offering Price"), to obtain that number of additional Shares or that number of Exchangeable Securities, as the case may be, that such Noteholder would have been entitled to receive if such conversion had occurred immediately prior to such record date and the cash (if any) that such Noteholder would have been entitled to receive with respect to any fractional interest in a Share or Exchangeable Securities to which such Noteholder might otherwise be entitled, all in accordance with the terms and conditions of the Rights Offering. Such additional Shares or Exchangeable Securities shall be deemed to have been issued to such Noteholder immediately following the end of the Rights Period and a certificate for such additional Shares or Exchangeable Securities shall be delivered to such Noteholder within fifteen (15) Business Days following the end of the Rights Period.

(d)

If and whenever at any time after the date hereof the Company fixes a record date for the issue or the distribution to all or substantially all the holders of Shares of (i) securities of the Company, including rights, options or warrants to acquire securities of the Company or any of its property or assets and including evidences of indebtedness or (ii) any property, cash or other assets, including evidences of indebtedness, and if such issuance or distribution does not constitute a cash dividend or a dividend paid in securities to holders of Shares who have elected in the ordinary course to receive dividends in securities in lieu of receiving cash dividends, a Share Reorganisation or a Rights Offering (any of such non-excluded events being called a "Special Distribution"), the Current Conversion Price shall be adjusted effective immediately after such record date to a price determined by multiplying the Current Conversion Price in effect on such record date by a fraction:

	(i)	the numerator of which shall be:

		(A)	the product of the number of Shares outstanding on such record date and the Current Market Price of the Shares on such record date; less

(B)	the fair market value, as determined by the Directors (acting reasonably and in good faith), of such securities or property or other assets so issued or distributed in the Special Distribution; and

(ii)	the denominator of which shall be the product of the number of Shares outstanding on such record date and the Current Market Price of the Shares on such record date.

To the extent that any Special Distribution is cancelled or revoked, whether by the Company or otherwise, the Current Conversion Price shall be readjusted effective immediately to the Current Conversion Price which would then be in effect based upon such securities or property or other assets actually distributed.

(e)

On any adjustment of the Current Conversion Price pursuant to clause (b), (c) or (d), including any readjustment, the number of Shares issuable upon the conversion of U.S.$250,000 principal amount of each Note shall be adjusted according to the Current Conversion Price upon the exercise of a Conversion Right.

(f)

If and whenever at any time after the date hereof there is a reclassification of the Shares at any time outstanding or change of the Shares into other shares or into other securities or other capital reorganisation (other than a Share Reorganisation), or a consolidation, amalgamation or merger of the Company with or into any other corporation or other entity (other than a consolidation, amalgamation or merger which does not result in any reclassification of the outstanding Shares or a change of the Shares into other shares), or a transfer of the undertaking or assets of the Company as an entirety or substantially as an entirety to another corporation or other entity (any of such events being called a "Capital Reorganisation"), and if the holder of any Note exercises the right to convert such Note, in whole or in part, into Shares pursuant to the Conversion Right after the effective date of such Capital Reorganisation, the holder of such Note shall be entitled to receive, and shall accept for the same aggregate consideration, in lieu of the number of Shares to which such holder was previously entitled upon such conversion, the aggregate number of shares, other securities or other property which such holder would have been entitled to receive as a result of such Capital Reorganisation if, on the effective date thereof, such holder had been the registered holder of the number of Shares to which such holder was previously entitled upon conversion pursuant to the Conversion Right. The Company shall take all steps necessary to ensure that, on a Capital Reorganisation, each Noteholder will receive the aggregate number of shares, other securities or other property to which it is entitled as a result of the Capital Reorganisation. If necessary, appropriate adjustments shall be made as a result of any such Capital Reorganisation in the application of the provisions set forth in this Clause 7 with respect to the rights and interests thereafter of each Noteholder to the end that the provisions set forth in this Clause 7 shall thereafter correspondingly be made applicable as nearly as may reasonably be possible in relation to any shares, other securities or other property thereafter deliverable upon the conversion of each Note.

(g)

If the Rights Offering Price referred to in clause (c) is decreased, the Current Conversion Price shall forthwith be changed to the Current Conversion Price as adjusted under clause (c) with respect to such rights, options or warrants and on the basis of the Rights Offering Price as so decreased, provided that the terms of this clause shall not apply to any decrease in the Rights Offering Price resulting from terms in any such rights, options or warrants designed to prevent dilution to the extent that the event giving rise to such decrease in the Rights Offering Price results in an adjustment of the Current Conversion Price pursuant to any of the other preceding clauses of this Clause 7.5.

(h)	(i)

The adjustments provided for in this Clause 7.5 are cumulative and shall, in the case of adjustments to the Current Conversion Price, be computed to the nearest U.S.$0.0001 (one one-hundredth of a cent) and shall be made successively whenever an event referred to herein occurs, subject to the following provisions of this clause.

(ii)

No adjustment in the Current Conversion Price shall be required unless such adjustment would result in a change of at least one per cent (1%) in the Current Conversion Price, and no adjustment to the number of Shares issuable upon the conversion of U.S.$250,000 principal amount of any Note pursuant to the Conversion Right shall be required unless such adjustment would result in a change of at least one percent (1%) of a Share; provided however, that any adjustments which except for the provisions of this Clause would otherwise have been required to be made shall be carried forward and taken into account in any subsequent adjustment.

(iii)

No adjustment in the Current Conversion Price or in the number of Shares issuable upon conversion of any Note pursuant to the Conversion Right shall be made in respect of any event described in this Clause 7.5, if the holder of such Note is entitled to participate in such event on the same terms, mutatis mutandis, as if it had converted such Note prior to or on the effective date or record date of such event.

(iv)

No adjustment in the Current Conversion Price shall be made pursuant to this Clause 7.5 in respect of the issue from time to time of Shares issuable on conversion of any Note pursuant to the Conversion Right.

(v)

If at any time a dispute arises with respect to adjustments provided for in this Clause 7.5, such dispute shall be conclusively determined by the Company's auditors, or if they are unable or unwilling to act, by such other nationally recognised independent chartered accountants as may be selected by action of the Directors and any such determination shall be binding upon the Company, each Noteholder and shareholders of the Company; such auditors or accountants shall be given access to all necessary records of the Company.

(vi)

If after the date hereof, the Company takes any action affecting the Shares, other than action previously described in this Clause 7.5, which in the reasonable opinion of the Required Holders would adversely affect the rights of any Noteholder, then the Current Conversion Price or the number of Shares issuable upon conversion pursuant to the Conversion Right shall be adjusted in such manner, if any, and at such time, as the Required Holders, acting reasonably, may determine to be equitable in the circumstances, but subject in all cases to any necessary regulatory approvals.

(i)

If the Company sets a record date to determine the holders of Shares for the purpose of entitling them to receive any dividend or distribution or sets a record date to take any other action and thereafter and before the distribution to such shareholders of any such dividend or distribution or the taking of any other action, legally abandons its plan to pay or deliver such dividend or distribution or take such other action, then no adjustment in the Current Conversion Price or the number of Shares issuable upon conversion of any Note pursuant to the Conversion Right shall be required by reason of the setting of such record date.

(j)

In the absence of a resolution of the Directors fixing a record date for a Special Distribution or Rights Offering, the Company shall be deemed to have fixed as the record date therefor the date on which the board passed the resolution approving such Special Distribution or Rights Offering.

(k)

As a condition precedent to the taking of any action which would require any adjustment to the Current Conversion Price or conversion terms of any Note pursuant to the Conversion Right, the Company shall take all corporate action which may, in the opinion of legal advisers to the Required Holders, be necessary in order that the Company will have unissued and reserved in its authorised capital and may validly and legally issue as fully paid and non- assessable all the shares or other securities and may legally deliver the other property which the holder of such Note is entitled to receive on the full conversion thereof in accordance with the provisions hereof.

7.6	Postponement of Subscription

In any case in which this Clause 7 requires that an adjustment is to be effective immediately after a record date for an event referred to herein, the Company may defer, until the occurrence of such an event:

(a)

in the event that any Note has been converted pursuant to the Conversion Right after such record date and before the occurrence of such event, issuing to the holder of such Note the additional Shares issuable upon such conversion by reason of the adjustment required by such event; and

	(b)	delivering to such holder any distributions declared with respect to such additional Shares after such exercise date and before such event;

provided however, that the Company shall deliver to such holder an appropriate instrument evidencing such holder's right, upon the occurrence of the event requiring the adjustment, to an adjustment in the Current Conversion Price or the number of Shares issuable on the conversion of such Note pursuant to the Conversion Right and to such distributions declared with respect to any additional Shares issuable on the conversion of such Note pursuant to the Conversion Right.

7.7	Treatment of Fractions

The Company shall not be required to issue fractional Shares or other securities upon a conversion of any Note pursuant to the Conversion Right. If any fractional interest in a Share or other security would, except for the provisions of this Clause 7.7, be deliverable upon the conversion of any Note pursuant to the Conversion Right, the Company shall adjust such fractional interest by payment to the holder of such Note of an amount in cash equal (computed, in the case of a fraction of a cent, to the next lower cent) to the value of such fractional interest computed on the basis of the Current Conversion Price for Shares.

7.8	Notice of Adjustment

At least ten (10) days before the effective date of or record date for any event referred to in Clause 7.5, the Company shall (a) file with the transfer agent for Shares of the Company an officer's certificate (the "Officer's Certificate") showing the adjusted Current Conversion Price or adjusted conversion terms for the Conversion Right, as the case may be, determined as provided in Clause 7.5 and setting forth in reasonable detail the facts requiring the adjustment of the Current Conversion Price or conversion terms for the Conversion Right, as the case may be, and the manner of determining such adjustment, and (b) give notice to each Noteholder stating the particulars of the event and the adjustments required. The Company shall keep a copy of such certificate on file and available for inspection by each Noteholder during reasonable business hours.

7.9	Notice of Maturity

At least twenty one (21) days prior to the date that the right to convert any Note into Shares is to expire, whether or not in consequence of the fact that such Note is to mature, the Company shall give notice to the registered holder of such Note of such expiry and of the date thereof, unless such expiry will be by virtue of such Note having been called for redemption prior to its maturity date, notice of which redemption has then been provided to the holder of such Note in the manner provided for herein.

7.10

7.11	Issue of Shares as fully paid

All Shares issued pursuant to the Conversion Right shall be issued as fully paid and non-assessable upon conversion of the Notes in accordance with this Agreement.

7.12

8.	REPAYMENT AND PREPAYMENT OF THE NOTES; INTEREST; FEES

8.1	Scheduled Repayments

On each Interest Payment Date commencing with the Interest Payment Date falling in

30 September 2009, the Company shall repay a portion of the then outstanding principal amount of each Note in an amount equal to the Scheduled Repayment Amount (or, if the then outstanding principal amount of such Note is less then the Scheduled Repayment Amount, such lesser amount). As provided in the Notes, the entire unpaid principal amount of each Note shall be due and payable on the Maturity Date for such Note.

8.2	Optional Prepayments; Right to Elect Required Prepayment

(a)

The Company may prepay all of the outstanding Notes in full, at one hundred percent (100%) of the principal amount so prepaid, plus any amount payable pursuant to Clause 8.5 and accrued but unpaid interest determined for the prepayment date with respect to such principal amount.

(b)

The Company will give each Noteholder written notice of the prepayment under Clause 8.2(a) not less than ten (10) Business Days and not more than fourteen (14) Business Days prior to the date fixed for such prepayment. The notice shall specify a date, the principal amount of the Notes to be prepaid on such date (being the full principal amount of the Notes), the principal amount of each Note held by such holder to be prepaid, and the interest (if any) to be paid on the prepayment date with respect to such principal amount being prepaid.

(c) The Company may not prepay the outstanding Notes except in the circumstances set forth in this Clause 8.2 or pursuant to Clause 13.

8.3	Maturity; Surrender, etc.

In the case of prepayment of any Note pursuant to this Clause 8, the principal amount of such Note to be prepaid shall mature and become due and payable on the date fixed for such prepayment, together with interest (if any) on such principal amount accrued to such date and any amount payable to Clause 8.5. Any Note paid or prepaid in full shall be surrendered to the Company, cancelled and shall not be reissued.

8.4	Purchase of Notes

The Company will not and will not permit any affiliate to purchase, redeem, prepay or otherwise acquire, directly or indirectly, any of the outstanding Notes except upon the payment or prepayment of the Notes in accordance with the terms of this Agreement and the Notes. The Company will promptly cancel all Notes acquired by it or any affiliate pursuant to any payment, prepayment or purchase of Notes pursuant to any provision of this Agreement and no Notes may be issued in substitution or exchange for any such Notes.

8.5	Funding Losses

In the event any Noteholder shall incur any loss or expense (including any loss or expense incurred by reason of the liquidation or reemployment of Dollar deposits or other funds acquired by such Noteholder to make, continue, or maintain any portion of the principal amount of the Notes) as a result of:

(a) any repayment or prepayment of the principal amount of any Note on a date other than the scheduled last day of an Interest Period applicable thereto; or

(b) any action of the Company resulting in any Note not being issued or maintained in accordance with the Purchase Request relating thereto or otherwise in connection with this Agreement,

then such Noteholder shall notify the Company of such loss or expense and the Company shall pay to such Noteholder such amount as will (in the reasonable determination of such Noteholder) reimburse such Noteholder for such loss or expense. A statement as to any such loss or expense (including calculations thereof and a statement of any relevant cost of funds, in each case in reasonable detail) shall be submitted by such Noteholder to the Company and shall, in the absence of demonstrated error, be conclusive and binding on the Company.

8.6	Interest due under Notes

The Notes shall bear interest on the unpaid principal amount thereof for each Interest Period at a rate per annum equal to the sum of :

(a) LIBOR;

plus

(b) the Applicable Margin,

in each case as in effect from time to time. Interest shall be computed on the basis of a three hundred and sixty (360 year) and the actual number of days elapsed and shall be payable in arrears on each Interest Payment Date.

9.	INFORMATION UNDERTAKINGS

9.1	Financial Information, etc

The Company will furnish, or will cause to be furnished, to the Noteholders copies (with sufficient copies for each Noteholder and where available, in electronic format as well as hard copy) of the following financial statements and other reports and information:

(a)

promptly when available, and in any event within one hundred and twenty (120) days after the close of each Fiscal Year, (i) the consolidated balance sheet of the Company and its subsidiaries at the close of such Fiscal Year and the related consolidated statements of operations, shareholders' equity and cash flow of the Company and its subsidiaries, and (ii) the balance sheet of CMGC at the close of such Fiscal Year and the related statements of operations, shareholders' equity and cash flow of CMGC, in each case with comparable information at the close of and for the prior Fiscal Year (which information for the 2004 Fiscal Year will not, in the case of the Borrower, be audited), and in each case reported on without Impermissible Qualification by PricewaterhouseCoopers or other auditors of recognised international standing;

(b)

promptly when available, and in any event within forty five (45) days after the close of each of the first three Fiscal Quarters of each Fiscal Year, the consolidated balance sheet of the Company and its subsidiaries at the close of such Fiscal Quarter, and its related consolidated statements of operations, shareholders' equity and cash flow, in each such case in respect of such related statements, for such Fiscal Quarter and for the period commencing at the close of the previous Fiscal Year and ending with the close of such Fiscal Quarter (with comparable information at the close of and for the corresponding Fiscal Quarter of the prior Fiscal Year and for the corresponding period during such prior Fiscal Year) and certified by the chief accounting or financial Authorised Representative of the Company;

(c)

within 30 Business Days after 30 June and 31 December of each calendar year, a Compliance Certificate calculated as of such date, indicating, inter alia, compliance with each of the ratios set forth in Clause 10, together with, in each such case, such information concerning the calculations and assumptions used by the Company in preparing such Compliance Certificate as any Noteholder may request;

(d)

promptly upon receipt thereof, copies of all detailed financial and management reports submitted to each Obligor by a certified public accountant in connection with each annual or interim audit made by such certified public accountant of the books of such Obligor;

(e)

annually, within five (5) Business Days of the annual renewal date of the insurance policies maintained in connection with the Kupol Project, a memorandum prepared by CMGC summarising the then outstanding insurance coverage (including any reinsurance coverage) with respect to the Kupol Project together with a certificate or certificates of insurance prepared by the Insurance Consultant and in form and substance satisfactory to the Required Holders confirming that:

	(i)	all such insurance coverage is in full force and effect and all premiums payable in connection therewith have been paid; and

	(ii)	in the opinion of the Insurance Consultant, such insurance is sufficient for the purposes of the Kupol Project and is responsive to the requirements of Clause 12.14 of the Common Terms Agreement;

it being agreed that such certificate shall be conclusive as against the Company and CMGC both as to the amount of insurance required and the perils against which coverage is required and the Company shall, and shall cause CMGC to, immediately insure in accordance with such certificate;

(f)	as promptly as practicable after the occurrence of the relevant event details as to any:

	(i)	material disputes with such of its insurance carriers as are providing insurance or reinsurance coverage with respect to the Kupol Project;

(ii)

failure to pay any insurance premium as and when required that might result in the cancellation of any insurance or reinsurance policy implemented in connection with, or relating to, the Kupol Project;

	(iii)	material reduction in the amount of, or any other material change in, insurance or reinsurance coverage maintained in connection with the Kupol Project;

(iv)

failure to comply with the obligations of any Obligor under Clause 12.14 of the Common Terms Agreement, in each case stating the reasons therefor, together with any other information concerning the insurance and reinsurance coverage required to be maintained by it as any Noteholder shall have reasonably requested;

	(v)	occurrence of any actual or potential casualty or loss which is covered by the terms of any policy of insurance maintained in connection with the Kupol Project; and

(vi)

notices received from any insurance carriers with respect to the cancellation of or proposed cancellation of any policy of insurance maintained in connection with the Kupol Project (and, in the case of the notification of any such details, stating the reasons therefore, together with any other information concerning the insurance coverage required to be maintained pursuant to this Agreement as any Noteholder shall have reasonably requested);

(g)

without prejudice to the provisions of Clause 11.13, 11.25, 11.26, or 12(m), promptly upon the effectiveness or occurrence thereof, as the case may be, copies of any instrument, correspondence or other item of documentation amending, supplementing or otherwise modifying the material provisions of any Project Document and a detailed report of any agreed material departure from the performance by any party of any of its material obligations under any Project Document;

(h)

promptly upon receiving knowledge of the same, notice of the occurrence of any default or event of default (howsoever denominated but without prejudice to the provisions of Clause 12(m)) by any party under, or any other material change in or circumstance affecting, any of the Project Documents;

(i)

without limiting any other provisions of this Clause 9.1, as soon as possible (and in any event within three (3) Business Days) after becoming aware of the occurrence of any Default, a statement of the chief financial Authorised Representative of the Company setting forth details of such Default and the action which has been taken, and which it is proposed be taken, with respect thereto;

(j)

without limiting any other provision of this Clause 9.1 as soon as possible (and in any event within three (3) Business Days) after the Company knows or has reason to know of any event or circumstance which has a reasonable likelihood of having a Materially Adverse Effect with respect to any Obligor, notice of such event or circumstance describing the same in reasonable detail;

(k)

as soon as possible (and in any event within three (3) Business Days) after the commencement of any litigation, arbitration, employment dispute or governmental investigation or proceeding of the type described in Clause 6.9, notice thereof and such details in connection therewith as any Noteholder may reasonably request;

(l)

promptly upon the making, filing or receipt thereof, copies of each filing and report or document made to or filed with, or received from, any Governmental Agency, and of each communication from the Company to its shareholders or creditors generally, which, in any such case, relate to or describe any material matter in connection with the business, operations, assets, financial condition or prospects of any Group Member;

(m)	not more than twenty (20) Business Days after the close of each calendar month, a Monthly Mine Report as at the close of such calendar month in form and substance satisfactory to the Required Holders;

(n)	not more than twenty (20) Business Days after the end of each calendar month:

(i)

a statement showing in detail all credits to, debits from, and balances standing to the credit of the Project Accounts for such calendar month (including a statement as to the amount credited to the Project Accounts during such calendar month pursuant to Clause 12.10(f) of the Common Terms Agreement); and

(ii)

a certificate, duly executed by the chief financial or accounting Authorised Representative of the Company, indicating the amounts, and the relevant payee, of all Project Costs made for such calendar month, such payments to be consistent with the Cash Flow Schedule (except to the extent permitted by Clause 6.5(c) of the Common Terms Agreement);

(o)	promptly when available, and in any event not later than 15 March in each calendar year, a statement of Proven and Probable Reserves as at the end of the immediately preceding calendar year;

(p)

immediately upon becoming aware of any fact or circumstance giving rise to (or likely to give rise to) any Project Capital Cost Overrun (including any Project Capital Cost Overrun which might (i) oblige the Company to make a contribution pursuant to Clause 6 of the Bema Guarantee, or (ii) lead to any utilisation of any amount deposited in the Escrow Account, or (iii) result in a drawdown under this Agreement) give notice of such fact or circumstance. Such notice shall include information in reasonable detail as to the amount of such Project Capital Cost Overrun, the circumstances giving rise thereto and any further possible Project Capital Cost Overruns as may then be likely to occur;

(q)

(i) promptly following the implementation thereof, copies of all material instruments (including any contract of the nature contemplated by Clause 12(m)) entered into by any person in connection with the Kupol Project or the operation of the Kupol Project (and, in connection with any such instrument, the Company undertakes to attempt to acquire the same as quickly as is reasonably possible after it becomes aware of such instrument)) and (ii) (promptly upon the Company becoming aware of such intention), notice of CMGC's intention to enter into any instrument of the nature referred to in clause (q)(i) or the intention of any other person to enter into any such instrument;

(r)	such information (including forward looking information) as may be required in order to enable the production of any revised Cash Flow Schedule pursuant to Clause 1.8(b) of the Common Terms Agreement;

(s)

not more than ninety (90) days after the close of each calendar year (commencing with the 2006 calendar year), an Environmental Monitoring Report in form and substance satisfactory to the Required Holders (including a report with respect to compliance with Clauses 6.13 and 11.9 and a review of the amount to be reserved pursuant to Clause 12.10(f) of the Common Terms Agreement);

(t)	not later than 31 December in each Fiscal Year, an annual operating budget for the Kupol Project for the next succeeding Fiscal Year (showing expense and revenue on a monthly basis);

(u)	(i)	not later than 31 December, 2006, a detailed framework for the Occupational Health and Safety Plan prepared by CMGC and in form and substance satisfactory to the Required Holders;

	(ii)	not later than 31 March, 2007, evidence, satisfactory to the Required Holders, that the framework referred to in clause (u)(i) has been approved by each of CMGC and the Company;

	(iii)	not later than 31 December, 2007, the final Occupational Health and Safety Plan in form and substance satisfactory to the Required Holders;

	(iv)	not later than 30 June, 2006, the Tailings Design Review in form and substance satisfactory to the Required Holders; and

(v)

not later than the commencement of mining operations at the Kupol Project, a mining plan (on a monthly basis for the first year of such mining operations and on a quarterly basis for subsequent periods) in a format similar to the mining plan contained in the Feasibility Study and otherwise in form and substance satisfactory to the Required Holders;

(v)	not later than 31 December, 2008, the Mine Reclamation and Closure Plan in form and substance satisfactory to the Required Holders;

(w)	not later than 31 December, 2005, the Winter Road Operations Manual in form and substance satisfactory to the Required Holders;

(x)

without prejudice to any other provision of this Agreement (including Clause 11.6(a)), promptly upon the Company becoming aware of any change in the planned development or operation of the Kupol Project from that reflected in the Life of Mine Plan, a report in reasonable detail with respect to such change;

(y)	promptly when available, any proposed amendment to the Construction ESAP or the Operational ESAP;

(z)

not more than forty five (45) days after the end of each quarter, a quarterly operations review, in a form acceptable to the Required Holders, describing CMGC's operating cost structure and operating performance during such quarter;

(aa)

promptly upon becoming aware of the same, notification of the introduction of any law or regulation which has, or might reasonably be expected to have, the effect of rendering the performance of any obligation of the Company under any Note Document illegal; and

(bb)

such other information with respect to the Company's or any Group Member's financial condition, business, property, assets, revenues and operations as any Noteholder may from time to time reasonably request.

10.	FINANCIAL COVENANTS

10.1	Financial Condition

11.	GENERAL UNDERTAKINGS

The Company agrees with the Noteholders that, as long as you shall be under any obligation to purchase Notes hereunder and so long as any of the Notes are outstanding it will perform its obligations set forth in this Clause; provided, however, that the Excluded Petrex Covenants shall not apply at any time to any Permitted Petrex Transaction.

11.1	Compliance with Laws

(a)

At all times on or prior to the Economic Completion Date, the Company will, and the Company will cause each Group Member to, comply in all material respects with all applicable laws (including Environmental Laws).

(b)

At all times after the Economic Completion Date, and without prejudice to the provisions of Clause 11.9, the Company will, and the Company will cause each Restricted Group Member to, comply in all material respects with all applicable laws.

11.2	Approvals

The Company will, and the Company will cause each Restricted Group Member to, obtain, maintain in full force and effect, and comply in all respects with, all Approvals (including the Mining License and all other Approvals identified in Item 5 (Approvals) of the Disclosure Schedule) as may be required or advisable from time to time for each Restricted Group Member to:

	(a)	execute, deliver, perform and preserve its rights under any of the Operative Documents executed or to be executed by it;

	(b)	maintain and operate its business in accordance with standard industry practice; and

	(c)	in the case of CMGC, own, lease, use or license the Project Assets in which it holds any interest and operate the Kupol Project in accordance with sound mining and business practice.

11.3	Maintenance of Corporate Existence, etc.

The Company will, and the Company will cause each Obligor, the Julietta Project Company and the Refugio Project Company to, do and cause to be done at all times all things necessary to maintain and preserve its corporate existence and will do and cause to be done at all times all things necessary to be duly qualified to do business and be in good standing (where such concept is relevant) as a foreign corporation in each jurisdiction where the nature of its business makes such qualification necessary.

11.4	Payment of Taxes, etc.

(a)

At all times on or prior to the Economic Completion Date, the Company will, and the Company will cause each Group Member to, file all tax returns (including all property tax returns and other similar tax returns applicable to the Kupol Project) and reports required by applicable law to have been filed by it. The Company will, and the Company will cause each Group Member to, pay and discharge, as the same may become due and payable, all taxes, assessments, fees and other governmental charges or levies against it or on any of its property, as well as claims of any kind or character (including claims for sums due for labour, material, supplies, personal property and services); provided, however, that the foregoing shall not require any Group Member to pay or discharge any such tax, assessment, fee, charge, levy or claim so long as it shall be diligently contesting the validity or amount thereof in good faith by appropriate proceedings and shall have set aside on its books adequate reserves in accordance with GAAP with respect thereto.

(b)

At all times after the Economic Completion Date, the Company will, and the Company will cause each Restricted Group Member to, file all tax returns and reports required by applicable law to have been filed by it. The Company will, and the Company will cause each Restricted Group Member to, pay and discharge, as the same may become due and payable, all taxes, assessments, fees and other governmental charges or levies against it or on any of its property, as well as claims of any kind or character (including claims for sums due for labour, material, supplies, personal property and services); provided, however, that the foregoing shall not require any Restricted Group Member to pay or discharge any such tax, assessment, fee, charge, levy or claim so long as it shall be diligently contesting the validity or amount thereof in good faith by appropriate proceedings and shall have set aside on its books adequate reserves in accordance with GAAP with respect thereto.

11.5	Books and Records; Access to Premises

The Company will, and the Company will cause each Group Member to, keep financial records and statements reflecting all of its business affairs and transactions in accordance with GAAP. On not less than three (3) days prior written notice where no Default has occurred and on not less than twenty four (24) hours prior notice where a Default has occurred, the Company will permit, and will cause each Group Member to permit, the Noteholders or any of their respective representatives to inspect any and all of its properties and operations (including, in the case of CMGC, the Kupol Project), to visit all of its offices or any other location where relevant personnel or records are located, to discuss its financial matters with its officers, its banks and its independent chartered accountants and certified public accountants, as the case may be, (and hereby authorises such independent chartered accountants or certified public accountants, as the case may be, to discuss its financial matters with any of the foregoing persons or its representatives as long as a representative of the relevant Obligor is present) and to examine (and photocopy extracts from) any of its books or other corporate records or any instrument, document or correspondence relating to any of the Project Documents provided, however, that, the right to visit the offices or any other location of any Group Member other than CMGC shall only be capable of being exercised when such Group Member shall not have produced any document (or copy thereof) maintained at such office or location and which has been reasonably requested to be produced by any Noteholder. Without limiting the generality of the foregoing, the Company shall provide, and shall cause each Group Member to provide, all relevant and necessary assistance to the Noteholders and any of their respective advisers in connection with the exercise of their rights hereunder and under each other Note Document. The Company shall pay any fees of such chartered accountant or certified public accountant and any adviser to the Noteholders and reasonable out-of-pocket expenses of the Noteholders incurred in connection with the exercise of their rights pursuant to this Clause. It is expressly understood that none of the Noteholders assumes any obligation to any Obligor or any other party in respect of the operation, development, exploration and production of the Kupol Project in a manner so as to ensure compliance with the projections set forth in the Development Plan or otherwise.

11.6	Kupol Project Completion; Project Capital Cost Overruns

(a)

The Company will ensure that, and will, at all times on or prior to the Economic Completion Date, cause each Group Member to ensure that, the Kupol Project is consummated, that the Kupol Project is operated, maintained and developed, that Production is produced and processed and that Project Costs are incurred, in each case substantially in accordance with the Development Plan as in effect on the Effective Date, applicable laws, the Project Documents and sound mining and business practice (including so as to achieve Mechanical Completion by no later than 30 September 2008 and Economic Completion by no later than 1 June 2009; provided, however, that the tests contemplated by the Economic Completion Certificate may not commence until at least ninety (90) days after the Mechanical Completion Date); provided, however, that the incurrence of a Project Capital Cost Overrun shall not constitute a breach of this clause or a Default except and to the extent set forth in Clause 12(t).

(b)

Without prejudice to clause (a) or to Clause 12(t), the Company will ensure, and will cause CMGC and each other Obligor to ensure, that any Project Capital Cost Overruns which might be incurred in connection with the development of the Kupol Project will be funded in the following order of priority:

		(i)	first: as to the first U.S.$5,000,000 of Project Capital Cost Overruns, with monies on deposit in the Escrow Account;

		(ii)	second: as to the next U.S.$5,000,000 of Project Capital Cost Overruns, equally from (A) monies on deposit in the Escrow Account and (B), subject to availability, drawdowns under this Agreement.

		(iii)	third: as to the next U.S.$15,000,000 of Project Capital Cost Overruns, subject to availability, from drawdowns under this Agreement; and

		(iv)	fourth: thereafter, from funds provided by Bema pursuant to Clause 6 of the Bema Guarantee.

(c)

Without prejudice to the foregoing or any other provision of this Agreement or any other Note Document, the Company shall, at all times on or prior to the Economic Completion Date, ensure that CMGC has access to sufficient financial resources in order to ensure the prompt funding of any such Project Capital Cost Overrun.

(d)

Prior to the commencement of any mining of ore at the Kupol Project the Company will ensure that CMGC implements procedures relating to stockpile management and reconciliation which are effective to enable the reconciliation of Production and tailings produced at the Kupol Project against the

Development Plan (including the resource model and mine plan contained therein).

11.7	Use of Proceeds

The Company shall apply the proceeds of the Notes solely for the purpose of funding the payment of Qualifying Project Capital Cost Overruns and otherwise strictly in accordance with this Agreement.

11.8	Provision of Staff

The Company shall, at all times on or prior to the Economic Completion Date, ensure that there are sufficient competent technical and management employees engaged in connection with the Kupol Project with a view to enabling the occurrence of Mechanical Completion on or prior to 30 September 2008, the occurrence of Economic Completion on or prior to 1 June 2009, and the operation, development and maintenance of the Kupol Project substantially in accordance with the Development Plan.

11.9	Environmental Covenants

(a)

At all times on or prior to the Economic Completion Date the Company will ensure that CMGC complies with its obligations set forth in Clauses 12.10(a), 12.10(b) and 12.10(c) of the Common Terms Agreement.

(b) The Company will, and will cause each Group Member to:

(i)

except where failure to comply with the provisions of this clause (b)(i) would not be likely to result in a Materially Adverse Effect with respect to the Company, use and operate all of its facilities and properties in compliance with all Environmental Laws, keep all necessary or advisable permits, approvals, certificates, licences and other authorisations relating to environmental matters in effect and remain in compliance therewith, and handle all Hazardous Materials in material compliance with all applicable Environmental Laws;

(ii)

promptly notify the Noteholders and provide copies upon receipt of all material written claims, complaints, notices or inquiries relating to the condition of its facilities and properties or compliance with Environmental Laws; and

(iii) provide such information and certifications which any Noteholder may request from time to time to evidence compliance with this Clause 11.9.

11.10	Pari Passu

The Company will ensure that the payment Obligations of the Company under this Agreement and each other Note Document to which the Company is a party rank at least pari passu in right of payment with all of the Company's present and future other unsecured indebtedness, other than any such indebtedness which is preferred by mandatory provisions of applicable law.

11.11	Accuracy of Information

The Company will ensure that all factual information hereafter furnished by or on behalf of any Group Member in writing to any Noteholder for the purposes of or in connection with this Agreement or any transaction contemplated hereby will be true and accurate in all material respects on the date as of which such information is dated or certified and such information shall not be incomplete by omitting to state any material fact known to the relevant Group Member necessary to make such information not misleading in any material respect.

11.12	Insurance

The Company will, and will cause each Restricted Group Member to, maintain, such insurance (including business interruption and delay in start up insurance) with respect to the properties and business of the Company and each such Restricted Group Member against such casualties and contingencies and of such types and in such amounts as is customary in accordance with best industry practice (including with respect to the identity of the insurance companies providing such insurance) in the case of similar properties and businesses similarly situated and such other insurance as may be required by any applicable law and the Company will, upon the request of any Noteholder, furnish to the Noteholders at reasonable intervals a certificate setting forth the nature and extent of all insurance maintained by the Restricted Group Members in accordance with this Clause and confirming its adequacy and sufficiency. Without prejudice to the foregoing the Company will, and will cause each Restricted Group Member to, ensure that all premiums required to be paid in order to ensure that the policies referred to in this Clause are in full force and effect shall be paid as and when the same shall become due and payable.

11.13	Project Documents

The Company shall procure that each Obligor complies with Clause 12.16 of the Common Terms Agreement as if the provisions thereof were set forth in full in this Agreement and notwithstanding any termination of the Common Terms Agreement.

11.14	Common Terms Agreement and Loan Agreements

Without limiting the generality of any other provision of this Agreement or any other Note Document the Company shall cause CMGC to provide each Noteholder with a copy of the Common Terms Agreement, the Loan Agreements and, promptly upon the implementation of any thereof, any other Finance Document.

11.15	Shares

The Company shall:

(a) reserve and keep reserved for issuance sufficient authorised capital to issue the Shares that may from time to time be issued pursuant to the Conversion Right.

(b) cause the Shares and the certificates representing the Shares from time to time acquired pursuant to the Conversion Right to be duly issued and delivered in accordance with this Agreement;

(c)

make commercially reasonable efforts so that all Shares outstanding or issuable from time to time (including the Shares issuable pursuant to the Conversion Rights under this Agreement) continue to be or are listed and posted for trading on The Toronto Stock Exchange and The American Stock Exchange;

	(d)	maintain its status as a reporting issuer not in default for the purposes of the securities legislation of British Columbia and Ontario; and

	(e)	make all requisite filings under applicable securities legislation and stock exchange rules to report the issuance of Shares pursuant to the Conversion Right.

11.16	Business Activities; Fiscal Year

The Company will not engage in any business activity other than as a holding company for the ownership, directly or indirectly, of all or a portion of the issued and outstanding share capital of CMGC and other subsidiaries engaged in exploration, development, mining and related activities in connection with the mining of gold and other metals and activities incidental thereto.

11.18	Liens

11.19	Take or Pay Contracts

Except as set forth in Item 6 (Take or Pay Contracts) of the Disclosure Schedule, the Company will not enter into or be a party to any arrangement for the purchase of materials, supplies, other property or services if such arrangement by its express terms requires that payment be made by the Company regardless of whether or not such materials, supplies, other property or services are delivered or furnished to it.

11.20	Mergers, etc

The Company will not enter into any amalgamation, demerger, merger or reconstruction except as may be consented to by all the Noteholders.

11.21	Asset Dispositions, etc

The Company will not, and will not permit any Restricted Group Member to, sell, transfer, lease or otherwise dispose of any of, or grant options, warrants or other rights with respect to, any of its assets (including accounts receivable) to any person, unless:

(a)

in the case of CMGC, such disposal is of Production made in the ordinary course of business under the terms of the Sales Agency Agreement and Offtake Agreement or otherwise pursuant to arrangements which are satisfactory to the Required Holders acting in their reasonable discretion;

(b) in the case of any other Restricted Group Member which is producing output from mining activities, such disposal is of such output made in the ordinary course of business;

(c) such disposal is of obsolete assets which are no longer used or required by the relevant Restricted Group Member or of assets which are to be replaced; or

(d)

such disposals (excluding, however, assets disposed of pursuant to clause (a), (b) or (c)) are made on arm's length terms for fair market consideration and for consideration which does not, in any calendar year, exceed U.S.$10,000,000 in aggregate amount for all such Restricted Group Members.

11.22	Transactions with Affiliates

The Company will not, and will not permit any other Restricted Group Member to, enter into, or cause, suffer or permit to exist any arrangement or contract with any of its affiliates of a nature customarily entered into by persons which are affiliates of each other (including management or similar contracts or arrangements relating to the allocation of revenues, taxes and expenses or otherwise) requiring any payments to be made by any Restricted Group Member to any affiliate unless such arrangement is fair and equitable to the Restricted Group Members taken as a whole.

11.23	Restrictive Agreements, etc.

The Company will not, and will not permit any other Restricted Group Member to, enter into or maintain any agreement (excluding this Agreement, the other Note Documents, the Common Terms Agreement and the other Finance Documents and any agreement referred to in Item 7 (Negative Pledges) of the Disclosure Schedule) prohibiting the:

(a) creation or assumption of any lien upon its properties, revenues or assets, whether now owned or hereafter acquired; or

(b) ability of such Group Member to amend or otherwise modify this Agreement or any other Operative Document to which it is a party;

provided, however, that this Clause shall not apply to any instrument relating to any indebtedness permitted to be incurred by any Group Company pursuant to Clause 11.17(i), 11.17(l), 11.17(m), 11.17(o), 11.17(q) and 11.17(r) to the extent that such instrument contains any prohibition of the nature referred to in clause (a) or (b) with respect to such Restricted Group Company (and not, for the avoidance of doubt, with respect to any other Restricted Group Company).

11.24	Inconsistent Agreements

The Company will not, and will not permit any other Group Member to, enter into any agreement containing any provision which would be violated or breached by the issue of the Notes purchased hereunder or by the performance by the Company of its obligations hereunder or under any Note Document.

11.25	Project Documents and Junior Loan Agreement

Without prejudice to Clause 11.26, the Company will not, and will not permit any other Group Member to, agree to any amendment or modification or waiver of, any material provision of any Project Document to which it is a party in a manner which is in any way adverse to the Company or such Group Member. The Company shall not agree, and shall procure that no Group Member agrees, to any amendment or modification to, or waiver of, any provision of the Junior Loan Agreement.

11.26	Actions and Performance under Project Documents

The Company will not, and will not, at any time on or prior to the Economic Completion Date, permit any other Group Member to, take or refrain from taking any action under any of the Project Documents which would have a material adverse effect on:

(a) the ability of CMGC to develop and operate the Kupol Project in accordance with the Development Plan and achieve Mechanical Completion by no later than 30 September 2008, and Economic Completion by no later than 1 June, 2009; or

(b) the ability of the Company to pay and perform its Obligations under the Note Documents.

The Company will, and will cause each other Group Member to, perform each of its material obligations contained in each Project Document to which it is a party in the manner contemplated by such Project Document.

11.29	Required Equity Make-Up Contribution Cash

The Company will not, at any time while any Senior Lender shall be under any Commitment to make Senior Loans, use the Required Equity Make-Up Contribution Cash for any purpose other than the funding of Equity Make-Up Contributions.

12.	EVENTS OF DEFAULT

An "Event of Default" shall exist if any of the following conditions or events shall occur and be continuing:

(a) Non-Payment of Obligations:

The Company:

(i) shall default in the payment, repayment or prepayment when due of any principal amount of or interest on any Note (and, in the case of any default which is caused by administrative or technical error on the part of any Noteholder, such default shall continue unremedied for a period of three (3) Business Days); or

	(ii)	shall default in the payment when due of any other Obligation (and such default shall continue unremedied for a period of five (5) Business Days).

(b)	Non-Performance of Certain Covenants: Any Obligor shall default in the due performance and observance of any of its obligations under Clause 11.3, 11.7, 11.10 or 11.16 to 11.29 inclusive.

(c)

Non-Performance of Other Obligations: The Company shall default in the due performance or observance of any term, condition, covenant or agreement contained herein or in any other Note Document executed by it (other than a default referred to in Clause 12(a) or 12(b)), and, if capable of cure or remedy, such default shall continue unremedied for a period of fifteen (15) Business Days.

(d)

Breach of Representation or Warranty: Any representation or warranty of the Company made hereunder or under any other document executed by or on behalf of the Company for the purposes of or in connection with this Agreement or any Note Document is or shall be incorrect in any material respect when made.

(e)	Default on other Indebtedness:

(i)

a default shall occur in the payment when due (subject to any applicable grace period), whether by acceleration or otherwise, of any indebtedness (other than indebtedness described in Clause 12(a)) of the Company or any other Group Member (excluding the Petrex Project Companies) having a principal amount, individually or in the aggregate with respect to the Company and the Group Members (excluding the Petrex Project Companies), in excess of U.S.$ 1,000,000; or

(ii)

a default shall occur and be continuing in the performance or observance of any obligation or condition with respect to any indebtedness (other than indebtedness described in Clause 12(a)) of any Obligor or any other Group Member (excluding the Petrex Project Companies) having a principal amount, individually or in the aggregate with respect to the Obligors and the Group Members (excluding the Petrex Project Companies), in excess of U.S.$1,000,000 if:

(A)

the effect of such default is to permit (after the passage of time, the giving of notice, the making of any required determination or any combination of the foregoing) the acceleration of the maturity of any such indebtedness; or

		(B)	such default shall continue unremedied for any applicable period of time sufficient to permit the holder or holders of such indebtedness, or any trustee or agent for such holders, to cause such indebtedness to become due and payable prior to its expressed maturity;

provided, however, that the Noteholders shall not be entitled to exercise any remedy of the nature referred to in Clause 13 in connection with any event of the nature described in clause (ii)(A) until the relevant passage of time, giving of notice, making of a determination or any combination thereof, in each case to permit the acceleration of the maturity of the relevant indebtedness, shall have occurred.

(f)	Bankruptcy, Insolvency, etc.:

(i)

any Group Member (excluding the Petrex Project Companies) is unable to pay its debts as they fall due, commences negotiations with any one or more of its creditors with a view to the general readjustment, rescheduling, moratorium, composition, administration or arrangement of its indebtedness or makes a general assignment for the benefit of or a composition with its creditors; or

(ii)

any Group Member (excluding the Petrex Project Companies), or any other person, takes any action, or other step is taken or legal proceeding is started, for the winding-up, dissolution, reorganisation, moratorium, composition, administration or arrangement of such Group Member or for the appointment of an examiner, receiver, liquidator, administrator, administrative receiver, manager or similar officer for it or of any or all of its assets and, if such action, step or legal proceeding is not taken by such Group Member, such action, step or legal proceeding is acquiesced in by such person or shall result in the entry of an order for relief or shall remain for thirty (30) days undismissed; or

(iii)

any action or proceeding similar to those described in clause (f)(i) or (f)(ii) shall occur with respect to, or be initiated by or against, any Group Member (excluding the Petrex Project Companies) in any jurisdiction and, if such action, step or proceeding similar to those described in clause (f)(ii) is not taken by such Group Member, such action, step or proceeding is acquiesced in by such person or shall result in the entry of an order for relief or shall remain for thirty (30) days undismissed.

(g)	Impairment of Note Documents:

(i)

This Agreement or any other Note Document shall terminate (other than in accordance with its terms) or cease in whole or part to be the legal, valid, binding and enforceable obligation of the Company or any other Group Member party thereto; or

(ii) The Company or any other party shall, directly or indirectly, contest in any manner the effectiveness, validity, binding nature or enforceability of any Note Document.

(h)	Abandonment; Mining Rights:

(i)

CMGC shall abandon all or any significant portion of its interest in the Kupol Project or any Project Assets owned by it or surrender, cancel or release, or suffer any termination or cancellation of any of its rights or interest in the Kupol Project or the Project Assets, other than as (A) specifically permitted by this Agreement and the Finance Documents or (B) as the Company shall have evidenced to each Noteholder's satisfaction is not required in connection with the Kupol Project.

	(ii)	Any person other than CMGC shall acquire Mining Rights in respect of all or any portion of properties relating to the Kupol Project.

(i)

Judgments: Any judgment or order for the payment of money which is, individually or in the aggregate with respect to all Group Members (excluding the Petrex Project Companies), in excess of U.S.$1,000,000 (or the equivalent thereof in any other currency), shall be rendered against any Group Member (excluding the Petrex Project Companies), and either:

	(i)	enforcement proceedings shall have been commenced by any creditor upon such judgment or order; or

	(ii)	there shall be any period of ten (10) consecutive Business Days during which a stay of enforcement of such judgment or order, by reason of a pending appeal or otherwise, shall not be in effect.

(j)

Expropriation, etc.: Any Governmental Agency or other person purporting to be, or acting as, any Governmental Agency condemns, nationalises, seizes or otherwise expropriates all or any substantial part of the property or other assets of any Group Member or of its share capital or other ownership interests, or assumes custody or control of such property or other assets or of the business or operations of any Group Member or implements any regulation or law with respect to the remission of funds offshore, taxation or any other matter affecting such property or other assets or share capital or other ownership interests and such condemnation, nationalisation, seizure, expropriation, assumption or action is not withdrawn, rescinded, reversed, or in the case of any such action with respect to property or assets, the same are not replaced with equivalent property or assets within thirty (30) days;

(k)	Materially Adverse Effect: Any event shall occur, or any condition shall exist, which, in either case, constitutes a Materially Adverse Effect.

(l)	Change in Control, etc.:

	(i)	any Change in Control shall occur; or

	(ii)	the common shares of the Company shall cease to be listed on the Toronto Stock Exchange or the American Stock Exchange.

(m)	Project Documents not in full force and effect: Any Project Document shall cease to be in full force and effect, or a Project Contractor shall have defaulted in the performance of its obligations thereunder, in either case in a manner which is likely to have a materially adverse effect in the performance of any of the material obligations of a Project Contractor under the Project Document to which it is a party, and such default shall not have been remedied within the time prescribed under the relevant Project Document; provided, however, that no Event of Default shall be deemed to have occurred pursuant to this clause (m) if:

(i)

CMGC shall have appointed a relevant substitute Project Contractor, of international repute and of at least equivalent credit standing in order to perform similar services to those contained in the relevant Project Document (and CMGC shall have entered into an agreement (or binding heads of terms sufficient to allow occupation of premises and commencement of services)) with such substitute Project Contractor containing similar terms and conditions to those contained in the relevant Project Document); or

(ii)

CMGC shall be developing the Kupol Project on an interim basis in a manner which will enable the Kupol Project to be developed as contemplated by the Development Plan and shall have made provision for the appointment of a substitute Project Contractor, acceptable to the Required Holders in their reasonable discretion to perform such services within thirty (30) days of the occurrence of such inability to perform or termination (or, (A) in the case of any such event occurring prior to the Economic Completion Date, within sixty (60) days of such occurrence, or (B) in the case of the Construction Contract, within such longer period as the Required Holders shall, in their reasonable discretion, have determined would not adversely impact the development of the Kupol Project in a manner which is consistent with this Agreement and the Operative Documents).

(n)

Failure to Reach Certain Milestones: The Mechanical Completion Date shall not have occurred on or prior to 30 September 2008 or the Economic Completion Date shall not have occurred on or prior to 1 June, 2009.

(o)

Approvals: Any Approval which is relevant to the Kupol Project or otherwise relevant to the conduct of the business of CMGC or the performance of any obligations of any Obligor under any Operative Document executed (including, for the avoidance of doubt, the Mining License) by it shall be denied or withdrawn or shall cease to remain in full force and effect or shall otherwise be materially impaired.

(p)

Cease to Carry on Business: Any Obligor ceases, is restrained from or threatens to cease, to carry on its business or a substantial part thereof in the ordinary course, (including, in the case of CMGC, the Kupol Project) and in the case of any restraint caused by a person other than the relevant Obligor, such Obligor does not recommence its business as aforesaid within thirty (30) days (and, for the avoidance of doubt, CMGC shall be deemed to have ceased to carry on the Kupol Project in the ordinary course if it suffers a loss of all or substantially all of its assets).

(q)

Unenforceability of Note Documents: Any Note Document becomes wholly or partially void or voidable or unenforceable against any Obligor (other than in accordance with its terms (excluding however as a result of the breach of any obligation by any party thereto)) or is claimed to be so or is repudiated, in each case, by such Obligor or anyone on their respective behalves.

	(r)	Common Terms Agreement: An Event of Default (as defined in the Common Terms Agreement) shall occur and be continuing.

(s)

Gokhran Waiver: The waiver by Gokhran of its pre-emptive right to purchase Production under the Precious Metals Sales Agreement (Federal) delivered pursuant to Clause 4.2(b)(i)(B) shall cease to be in full force and effect and/or, as the case may be, shall not be extended.

(t)

Project Capital Cost Overruns: Any Project Capital Cost Overrun in excess of those referred to in Clauses 11.6(b)(i) to 11.6(b)(iii) shall be incurred or shall be projected to be incurred; provided, however, that no Event of Default shall occur under this clause (t) if (i) to the extent the Cash Flow Schedule is required to be revised pursuant to Clause 1.8 of the Common Terms Agreement, the Required Holders shall have consented to a revised Cash Flow Schedule reflecting such Project Capital Cost Overrun; and (ii) the Company shall have illustrated to the reasonable satisfaction of the Required Holders that it is capable of funding such Project Capital Cost Overrun.

13.	REMEDIES ON DEFAULT, ETC.

13.1	Acceleration

	(a)	If an Event of Default described in Clause 12(a), 12(b) or 12(f) has occurred, all the Notes then outstanding shall automatically become immediately due and payable.

	(b)	If any other Event of Default has occurred and is continuing:

(i) you may cancel any unutilised portion of the Commitment Amount, and

(ii) the Required Holders may at any time at its or their option, by notice or notices to the Company, declare all amounts outstanding under the Notes then outstanding to be immediately due and payable.

(c)

Upon any Notes becoming due and payable under this Clause 13.1, whether automatically or by declaration, such Notes will forthwith mature and, the entire unpaid principal amount of such Notes, plus (i) all accrued and unpaid interest thereon (if any) and (ii) any amount payable pursuant to Clause 8.5, determined in respect of such principal amount (to the fullest extent permitted by applicable law) shall all be immediately due and payable, in each and every case without presentment, demand, protest or further notice, all of which are hereby waived.

13.2	Other Remedies

If any Default or Event of Default has occurred and is continuing, and irrespective of whether any Notes have become or have been declared immediately due and payable under Clause 13.1, any Noteholder at the time outstanding may proceed to protect and enforce the rights of such holder by an action at law, suit in equity or other appropriate proceeding, whether for the specific performance of any agreement contained herein or in any Note, or for an injunction against a violation of any of the terms hereof or thereof, or in aid of the exercise of any power granted hereby or thereby or by law or otherwise.

13.3	No Waivers or Election of Remedies, Expenses, etc.

No course of dealing and no delay on the part of any Noteholder in exercising any right, power or remedy shall operate as a waiver thereof or otherwise prejudice such Noteholder's rights, powers or remedies. No right, power or remedy conferred by this Agreement or by any Note upon any holder thereof shall be exclusive of any other right, power or remedy referred to herein or therein or now or hereafter available at law, in equity, by statute or otherwise. Without limiting the obligations of the Company under Clause 16, the Company will pay to each Noteholder on demand such further amount as shall be sufficient to cover all costs and expenses of such Noteholder incurred in any enforcement or collection under this Clause 13, including reasonable fees of legal advisers, expenses and disbursements.

14.	INCREASED COSTS, TAXES, ETC. AND OTHER PAYMENT PROVISIONS

14.1	Increased Costs, etc.

The Company agrees to reimburse each Noteholder for any increase in the cost to such Noteholder of purchasing or maintaining any Note, and for any reduction in the amount of any sum receivable by such Noteholder hereunder in respect of purchasing or maintaining any portion of any such Note, in either case from time to time by reason of any Regulatory Change. In the event of the incurrence of any such increased cost or reduced amount, such Noteholder shall promptly notify the Company thereof stating in reasonable detail the reasons therefor and the additional amount required fully to compensate such Noteholder for such increased cost or reduced amount. Such notice shall, in the absence of demonstrated error, be conclusive and binding on the Company.

14.2	Funding Losses

In the event any Noteholder shall incur any loss, damage or expense (including any loss or expense incurred by reason of the liquidation or reemployment of Dollar deposits or other funds acquired by such Noteholder to purchase or maintain any Note) as a result of:

(a) any payment or prepayment of the principal amount of a Note on a date other than the scheduled maturity date applicable thereto, whether pursuant to Clause 8 or otherwise; or

	(b)	any action of the Company resulting in any Notes not being purchased, continued or maintained in accordance with the Purchase Request given in connection therewith,

then, upon the request of such Noteholder to the Company, the Company shall pay to the Noteholder such amount as will (in the reasonable determination of such Noteholder) reimburse such Noteholder for such loss, damage or expense. A statement as to any such loss, damage or expense (including calculations thereof in reasonable detail) shall, in the absence of demonstrated error, be conclusive and binding on the Company.

14.3	Capital Costs

If any Regulatory Change affects or would affect the amount of capital required or expected to be maintained by any Noteholder or any person controlling such Noteholder, and such Noteholder determines (in its reasonable discretion) that the rate of return on its or such controlling person's capital is reduced to a level below that which such Noteholder or such controlling person could have achieved but for the occurrence of any such Regulatory Change, then, in any such case upon notice from time to time by such Noteholder to the Company, the Company shall within five (5) days of receipt of such notice, pay directly to such Noteholder additional amounts sufficient to compensate such Noteholder or such controlling person for such reduction in rate of return. A statement of such Noteholder as to any such additional amount or amounts (including calculations thereof in reasonable detail) shall, in the absence of demonstrated error, be conclusive and binding on the Company. In determining such amount, such Noteholder may use any method of averaging and attribution that it (in its reasonable discretion) shall deem applicable.

14.4	Taxes

(a)

All payments by the Company of principal of, and interest on, the Notes and all other amounts payable pursuant to this Agreement or any other Note Document to any Noteholder shall be made free and clear of, and without deduction for any, present or future income, excise, stamp or other taxes, fees, duties, withholdings or other charges of any nature whatsoever imposed by any taxing authority of any jurisdiction, in each case other than franchise taxes and taxes imposed on or measured by the recipient's net income or receipts (such non-excluded items referred to as "Taxes"). In the event that any withholding or deduction from any payment to be made by the Company hereunder or under any other Note Document is required in respect of any Taxes pursuant to any applicable law, then the Company will:

		(i)	to the extent that any such Taxes are payable by the Company, pay directly to the relevant authority the full amount to be so withheld or deducted;

(ii)

promptly forward to each Noteholder an official receipt or other documentation satisfactory to such Noteholder (to the extent the same is available to the Company) evidencing such payment to such authority; and

(iii)

pay to the Noteholder entitled thereto such additional amount or amounts as is necessary to ensure that the net amount actually received by such Noteholder will be equal to the full amount such Noteholder would have received had no such withholding or deduction been required.

Moreover, if any Taxes are directly asserted against any Noteholder with respect to any payment received by such Noteholder hereunder or under any other Note Document, such Noteholder may pay such Taxes and the Company will promptly pay such additional amounts (including any penalties, interest or expenses except to the extent that the same are incurred as a result of the gross negligence or wilful misconduct of the relevant Noteholder ) as is or are necessary in order that the net amount received by such Noteholder after the payment of such Taxes (including any Taxes on such additional amount) shall equal the amount such Noteholder would have received had such Taxes not been asserted.

(b)

If the Company fails to pay any Taxes when due to the appropriate taxing authority or fails to remit to the Noteholder the required receipts or other required documentary evidence, the Company shall indemnify the relevant Noteholders, as the case may be, for any incremental Taxes, interest or penalties that may become payable by any such Noteholder as a result of any such failure (excluding, however, any such incremental Taxes, interest or penalties incurred as a result of the gross negligence or wilful misconduct of the relevant Noteholder).

14.5	Payments, Computations, etc

Subject to Clause 14.7, payments of principal, Make-Whole Amount, if any, and interest becoming due and payable on the Notes shall be made in Dollars. All such payments shall be made, without setoff, deduction, or counterclaim, not later than 11:00 a.m., London time, on the date when due. Any payments received hereunder after the time and date specified in this Clause shall be deemed to have been received by the receiving party on the next following Business Day. Such remittance shall be to an account designated by such receiving party by notice from time to time. All interest and fees shall be computed on the basis of the actual number of days (including the first day but excluding the last day) occurring during the period for which such interest or fee is payable over a year comprised of 360 days.

For purposes of the Interest Act (Canada) and disclosure thereunder, whenever any interest or any fee to be paid hereunder, any Note or under any other Note Document or in connection herewith or therewith is to be calculated on the basis of a 360-day year, the yearly rate of interest to which the rate used in such calculation is equivalent is the rate so used multiplied by the actual number of days in the calendar year in which the same is to be ascertained and divided by 360. The rates of interest under this Agreement and the Notes and under any other Note Document are nominal rates, and not effective rates or yields. The principle of deemed reinvestment of interest does not apply to any interest calculation under this Agreement.

Whenever any payment to be made shall otherwise be due on a day which is not a Business Day, such payment shall be made on the next succeeding Business Day and such extension of time shall be included in computing interest or fees, if any, in connection with such payment; provided, however, that if such succeeding Business Day shall occur after the Maturity Date then such payment shall be made on the next preceding Business Day.

14.6	Setoff

In addition to and not in limitation of any rights or remedies of any Noteholder under applicable law or otherwise, each Noteholder (or any branch thereof) shall, upon the occurrence of any Enforcement Event, have the right to appropriate and apply to the payment of the Obligations owing to it (whether or not then due) any and all balances, credits, deposits, accounts or moneys of the Company then or thereafter maintained with such Noteholder, as the case may be, in whatever currency or precious metals.

14.7	Judgment Currency, etc

(a)

If, for the purposes of obtaining judgement in any court, it is necessary to convert a sum due hereunder in Dollars into another currency, the Company agrees, to the fullest extent permitted by applicable law, that the rate of exchange used shall be that at which in accordance with normal banking procedures the relevant Noteholder could purchase Dollars with such other currency on the Business Day preceding that on which final judgment is given.

(b)

The obligation of the Company in respect of any sum denominated in Dollars due from it to any Noteholder shall, notwithstanding any judgment in a currency other than Dollars, be discharged only to the extent that on the Business Day following receipt by such Noteholder of any sum adjudged to be so due in such other currency, such Noteholder may in accordance with normal banking procedures, purchase Dollars with such other currency. In the event that the Dollars so purchased are less than the sum originally due to such Noteholder in Dollars, the Company, as a separate obligation and notwithstanding any such judgment, hereby indemnifies and holds harmless such Noteholder against such loss, and if the Dollars so purchased exceed the sum originally due to such Noteholder, such Noteholder shall remit to the Company such excess.

15.	REGISTRATION; EXCHANGE; SUBSTITUTION OF NOTES UNDERTAKINGS OF PURCHASERS

15.1	Registration of Notes

The Company shall keep at its principal office a register for the registration and registration of transfers of Notes. The name and address of each holder of one or more Notes, the principal amount of Notes held by each Noteholder, each transfer thereof and the name and address of each transferee of one or more Notes shall be registered in such register. Prior to due presentment for registration of transfer, the person in whose name any Note shall be registered shall be deemed and treated as the owner and holder thereof for all purposes hereof, and the Company shall not be affected by any notice or knowledge to the contrary. The Company shall give to any Noteholder promptly upon request therefor, a complete and correct copy of the names and addresses of all registered Noteholders.

15.2	Transfer and Exchange of Notes

(a)

Upon surrender of any Note at the principal office of the Company for registration of transfer or exchange (and in the case of a surrender for registration of transfer, accompanied by a written instrument of transfer in the form attached hereto as Exhibit B duly executed by the registered Noteholder of such Note or its attorney duly authorised in writing and by the transferee or its attorney duly authorised in writing and accompanied by the address for notices of each transferee of such Note or part thereof), the Company shall execute and deliver, at the Company's expense (except as provided below), one or more new Notes (as requested by the holder thereof) in exchange therefor with aggregate Reference Prices equal to the Reference Price of the surrendered Note. Each such new Note shall be payable to such person as such Noteholder may request, subject to compliance with applicable law, and shall be substantially in the form of Exhibit A attached hereto. Each such new Note shall be dated and (in the case of any Note) bear interest from the date to which interest shall have been paid on the surrendered Note or dated the date of the surrendered Note if no interest shall have been paid thereon. The Company may require evidence of prior payment of any stamp tax or governmental charge imposed in respect of any such transfer of Notes. Notes shall not be transferred in denominations of less than U.S.$500,000; provided, however, that if necessary to enable the registration of transfer by a holder of its entire holding of Notes, one Note may be in a denomination of less than U.S.$500,000. Each Note may be transferred in whole only and not in part. Every person, by virtue of becoming a Noteholder shall be deemed to have expressly assented and agreed to the terms of, and shall be bound by, this Agreement.

(b)

The Notes may not be transferred except in transactions which are registered under the Securities Act and the securities laws of all applicable states of the United States or for which an exemption from registration is available and which are otherwise in compliance with the securities laws of all other applicable jurisdictions (including applicable resale restrictions in Canada).

15.3	Replacement of Notes

Upon receipt by the Company of evidence reasonably satisfactory to it of the ownership of and the loss, theft, destruction or mutilation of any Note (which evidence shall be notice from a registered Noteholder of such ownership and such loss, theft, destruction or mutilation), and

(a)

in the case of loss, theft or destruction, of indemnity reasonably satisfactory to it (which, in any case, may be unsecured and need not be backed by a bond if the holder is a "qualified institutional buyer" (as defined in Rule 144A of the Securities Act) with a net worth of at least U.S.$10,000,000), or

(b) in the case of mutilation, upon surrender and cancellation thereof,

the Company, bearing reasonable expenses, shall execute and deliver, in lieu thereof, a new Note, dated and bearing interest from the date to which interest shall have been paid on such lost, stolen, destroyed or mutilated Note or dated the date of such lost, stolen, destroyed or mutilated Note if no interest shall have been paid thereon.

15.4	Representations, Warranties, Covenants and Acknowledgements of each Purchaser

	(a)	Each Purchaser acknowledges, represents, warrants and covenants to and with the Company that, as at the date hereof and at each Closing:

(i)

the Purchaser will purchase each Note as principal for its own account and not for the benefit of any other person and will purchase each Note for investment only and not with a view to the resale or distribution of such Note or all or any of the Shares issuable thereunder (the "Securities");

		(ii)	the Purchaser certifies that it is not resident in British Columbia, Canada and acknowledges that:

			(u)	no securities commission or similar regulatory authority has reviewed or passed on the merits of the Securities;

			(v)	there is no government or other insurance covering the Securities;

			(w)	there are risks associated with the purchase of the Securities;

(x)

there are restrictions on the Purchaser's ability to resell the Securities and it is the responsibility of the Purchaser to find out what those restrictions are and to comply with them before selling any of the Securities;

(y)

the Company has advised the Purchaser that the Company is relying on an exemption from the requirements in Canada to provide the Purchaser with a prospectus and to sell securities through a person registered to sell securities under applicable securities legislation and, as a consequence of acquiring Securities pursuant to this exemption, certain protections, rights and remedies provided by applicable securities legislation, including statutory rights of rescission or damages, will not be available to the Purchaser; and

(z)

the Purchaser acknowledges and consents to the fact that the Company is collecting the personal information (as that term is defined under applicable privacy legislation, including the Personal Information Protection and Electronic Documents Act (Canada) and any other applicable similar, replacement or supplemental provincial or federal legislation or laws in effect in Canada from time to time) of the Purchaser for the purposes of completing this Agreement. The Purchaser acknowledges and consents to the Company retaining such personal information for as long as permitted or required by law or business practices. The Purchaser further acknowledges and consents to the fact that the Company may be required by applicable securities legislation or the rules and policies of any stock exchange to provide regulatory authorities with any personal information provided by the Purchaser in this Agreement.

(iii)

the Purchaser certifies that (A) it is not a U.S. person, (B) it is not purchasing the Notes for the account or benefit of a U.S. person, (C) it did not receive the offer to purchase the Notes in the United States, and (D) at the time of originating its buy order to purchase the Notes, it was outside the United States;

(iv)

the Purchaser acknowledges that (A) the Securities have not been registered under the Securities Act or the securities law of any state of the United States, (B) the Notes may not be converted into Shares in the United States or by or on behalf of a U.S. person unless the Securities have been registered under the Securities Act and any applicable state securities laws or are exempt from such registration requirements, and (C) the Securities may not be transferred in the United States or to, or for the account or benefit of, a U.S. person unless the Securities have been registered under the Securities Act and applicable state securities laws or are exempt from such registration requirements.

(b)

Each Purchaser understands and hereby acknowledges that the Notes and the Shares will be subject to certain resale restrictions imposed under applicable Canadian securities laws and the rules of regulatory bodies having jurisdiction including, without limiting the generality of the foregoing, the requirement that the Notes and the Shares issuable upon conversion of the Notes not be traded for a period of four months and one day from the applicable Closing, except as permitted by applicable securities laws, and the Purchaser agrees to comply with such restrictions.

(c)	The Purchaser acknowledges that the certificates representing the Notes will bear the following legends:

"UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE [the date which is four months and one day after the applicable Closing will be inserted]", provided that subsequent to the date which is four months and one day after the date of the applicable Closing, the certificates representing the Notes may be exchanged for certificates without the above legend.

(d)

Each Purchaser acknowledges that the certificates representing any Shares issued upon conversion of the Notes prior to the date which is four months and one day after the applicable Closing will bear the following legends:

"UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE [the date which is four months and one day after the applicable Closing will be inserted];

and

"THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE LISTED ON THE TORONTO STOCK EXCHANGE ("TSX"); HOWEVER, THE SAID SECURITIES CANNOT BE TRADED THROUGH THE FACILITIES OF TSX SINCE THEY ARE NOT FREELY TRANSFERABLE, AND CONSEQUENTLY ANY CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON TSX.",

provided that subsequent to the date which is four months and one day after the date of the applicable Closing the certificates representing such Shares, may be exchanged for certificates without the above legends.

(e)

Each Purchaser agrees to sell, assign or transfer the Securities only in accordance with the requirements of applicable securities laws, and if such Purchaser wishes to sell, assign or transfer the Securities prior to the expiry of applicable Canadian resale restrictions, such Purchaser further agrees to provide a legal opinion or other evidence satisfactory to the Company, acting reasonably, that the Securities are being transferred in compliance with applicable Canadian securities laws.

16.	EXPENSES, ETC.

16.1	Transaction Expenses

(a)

The Company agrees to pay on demand all reasonable out-of-pocket expenses (inclusive of United Kingdom Value Added Tax or any other similar tax) of each Noteholder for the negotiation, preparation, performance, execution and delivery of this Agreement and each other Note Document, including schedules and exhibits, and any amendments, waivers, consents, supplements or other modifications to this Agreement or any other Note Document as may from time to time hereafter be required (including the reasonable fees and expenses of legal advisers to the Noteholders on a full indemnity basis from time to time incurred in connection therewith (inclusive of United Kingdom Value Added Tax or any other similar tax payable in connection therewith)), whether or not the transactions contemplated hereby are consummated, and all reasonable out-of-pocket expenses (inclusive as aforesaid) of the Noteholders (including reasonable fees and expenses of legal advisers to the Noteholders on a full indemnity basis (inclusive of United Kingdom Value Added Tax or any other similar tax payable in connection therewith), and any stamp or other taxes) incurred in connection with the preparation and review of the form of any instrument relevant to this Agreement or any other Note Document, the consideration of legal questions relevant hereto and thereto and the filing, recording, refiling or re-recording of any Note Document and all amendments or supplements to any thereof and any and all other documents or instruments of further assurance required to be filed or recorded or refiled or re-recorded by the terms hereof or of any other Note Document.

(b)

The Company agrees to reimburse each Noteholder upon demand for all reasonable out-of-pocket expenses (including reasonable fees and expenses of legal advisers on a full indemnity basis and inclusive of United Kingdom Value Added Tax or any other similar tax payable in connection therewith) incurred by such Noteholder in connection with (i) the negotiation of any restructuring or "work-out", whether or not consummated, of any Obligations, and (ii) the enforcement of any Obligations.

16.2	Indemnification

In consideration of the execution and delivery of this Agreement and any other Note Document by each Noteholder and the extension of the Commitments, the Company hereby indemnifies, exonerates and holds each Noteholder and each of its officers, directors, shareholders, employees, advisers and agents (the "Indemnified Parties") free and harmless from and against any and all actions, causes of action, suits, losses, costs, liabilities and damages and expenses in connection therewith (including reasonable fees and expenses of legal advisers on a full indemnity basis and inclusive of United Kingdom Value Added Tax or any other similar tax payable in connection therewith) (the "Indemnified Liabilities"), incurred by the Indemnified Parties or any of them as a result of, or arising out of, or relating to:

	(a)	any transaction financed or to be financed in whole or in part, directly or indirectly, with the proceeds of any Note;

(b)

the entering into and performance of this Agreement and any other Note Document by any of the Indemnified Parties (including any action brought by or on behalf of the Company as the result of any determination by you pursuant to Clause 4 not to purchase any Notes);

(c)

any investigation, litigation or proceeding related to any environmental cleanup, audit, compliance or other matter relating to the protection of the environment or the release by any Group Member of any Hazardous Material;

(d)

the presence on or under, or the escape, seepage, leakage, spillage, discharge, emission or release or threatened release from, any real property owned or operated by any Group Member of any Hazardous Material (including any losses, liabilities, damages, injuries, costs, expenses or claims asserted or arising under any Environmental Law), regardless of whether caused by, or within the control of, any Group Member; or

	(e)	any contravention by any Group Member or any of their respective affiliates of any applicable law relating to the prevention of Corrupt Practices;

except for any such Indemnified Liabilities arising for the account of a particular Indemnified Party by reason of the relevant Indemnified Party's gross negligence or wilful misconduct, and if and to the extent that the foregoing undertaking may be unenforceable for any reason, the Company agrees to make the maximum contribution to the payment and satisfaction of each of the Indemnified Liabilities which is permissible under applicable law.

16.3	Survival

The obligations of the Company under this Clause 16 will survive through the applicable statute of limitations period, the payment or transfer of any Note, the enforcement, amendment or waiver of any provision of this Agreement or the Notes, and the termination of this Agreement.

17.	SURVIVAL OF REPRESENTATIONS AND WARRANTIES; ENTIRE AGREEMENT

All representations and warranties shall survive the execution and delivery of this Agreement and the Notes, the purchase or transfer by you or any Noteholder or portion thereof or interest therein and the payment of any Note, and may be relied upon by any subsequent Noteholder, regardless of any investigation made at any time by or on behalf of you or any other Noteholder. All statements contained in any certificate or other instrument delivered by or on behalf of the Company pursuant to this Agreement shall be deemed representations and warranties of the Company under this Agreement. Subject to the preceding sentence, this Agreement and the other Note Documents embody the entire agreement and understanding between you, the Noteholders and the Company and supersede all prior agreements and understandings relating to the subject matter hereof.

18.	AMENDMENT AND WAIVER

18.1	Requirements

This Agreement and the other Note Documents may be amended, and the observance of any term hereof or of the other Note Documents may be waived (either retroactively or prospectively), with (and only with) the written consent of the Company and the Required Holders, except that (a) at any time when you shall be under any commitment to purchase Notes hereunder no such amendment or waiver will be effective as to you, and the Company may not issue any Notes, unless consented to by you in writing, and (b) no such amendment or waiver may, without the written consent of each Noteholder at the time outstanding affected thereby, (i) change the amount or time of any prepayment or payment of principal of, or reduce the rate or change the time of payment or method of computation of interest on, the Notes or (ii) change the percentage of the principal amount of the Notes the holders of which are required to consent to any such amendment or waiver.

18.2	Solicitation of Holders of Notes

(a)

The Company will provide each Noteholder (irrespective of the amount of Notes then owned by it) with sufficient information, sufficiently far in advance of the date a decision is required, to enable such Noteholder to make an informed and considered decision with respect to any proposed amendment, waiver or consent in respect of any of the provisions hereof or of any other Note Document. The Company will deliver executed or true and correct copies of each amendment, waiver or consent effected pursuant to the provisions of this Clause 18 to each holder of outstanding Notes promptly following the date on which it is executed and delivered by, or receives the consent or approval of, the requisite Noteholders.

(b)

The Company will not directly or indirectly pay or cause to be paid any remuneration, whether by way of supplemental or additional interest, fee or otherwise, or grant any security, to any Noteholder as consideration for or as an inducement to the entering into by any Noteholder of any waiver or amendment of any of the terms and provisions hereof unless such remuneration is concurrently paid, or security is concurrently granted, on the same terms, ratably to each holder of Notes then outstanding, even if such Noteholder did not consent to such waiver or amendment.

18.3	Binding Effect, etc.

Any amendment or waiver consented to as provided in this Clause 18 applies equally to all Noteholders and is binding upon them and upon each future Noteholder and upon the Company without regard to whether the relevant Note has been marked to indicate such amendment or waiver. No such amendment or waiver will extend to or affect any obligation, covenant, agreement, Default or Event of Default not expressly amended or waived or impair any right consequent thereon. No course of dealing between the Company, you and any Noteholder nor any delay in exercising any rights hereunder or under any Note shall operate as a waiver of any rights of any holder of such Note. As used herein, the term "this Agreement" and references thereto shall mean this Agreement as it may from time to time be amended or supplemented.

18.4	Notes held by Company, etc.

Solely for the purpose of determining whether the holders of the requisite percentage of the aggregate principal amount of Notes then outstanding approved or consented to any amendment, waiver or consent to be given under this Agreement, the Notes or any of the other Note Documents, or have directed the taking of any action provided herein or in the Notes to be taken upon the direction of the holders of a specified percentage of the aggregate principal amount of Notes then outstanding, Notes directly or indirectly owned by the Company or any of its affiliates shall be deemed not to be outstanding.

19.	NOTICES

All notices and communications provided for hereunder shall be in writing and sent (a) by telecopy if the sender on the same day sends a confirming copy of such notice by a recognised overnight delivery service (charges prepaid), or (b) by a recognised overnight delivery service (with charges prepaid). Any such notice must be sent:

(x)	if to you or your nominee, to you or it at the address specified for such communications in Schedule A, or at such other address as you or it shall have specified to the Company in writing,

(y)	if to any other holder of any Note, to such holder at such address as such other holder shall have specified to the Company in writing, or

(z)

if to the Company, to the Company at its address set forth at the beginning hereof to the attention of The Directors, or at such other address as the Company shall have specified to each Noteholder in writing.

Notices under this Clause 19 will be deemed given only when actually received.

Each document, instrument, financial statement, report, notice or other communication delivered in connection with this Agreement shall be in English or accompanied by an English translation thereof.

20.	REPRODUCTION OF DOCUMENTS

This Agreement and all documents relating hereto, including (a) consents, waivers and modifications that may hereafter be executed, (b) documents received by you at any Closing (except the Notes), and (c) financial statements, certificates and other information previously or hereafter furnished to you, may be reproduced by you by any photographic, photostatic, microfilm, microcard, miniature photographic or other similar process and you may destroy any original document so reproduced. The Company agrees and stipulates that, to the extent permitted by applicable law, any such reproduction shall be admissible in evidence as the original itself in any judicial or administrative proceeding (whether or not the original is in existence and whether or not such reproduction was made by you in the regular course of business) and any enlargement, facsimile or further reproduction of such reproduction shall likewise be admissible in evidence. Subject to the above, this Clause 20 shall not prohibit the Company, you or any Noteholder from contesting any such reproduction to the same extent that it could contest the original, or from introducing evidence to demonstrate the inaccuracy of any such reproduction.

21.	FORUM SELECTION AND CONSENT TO JURISDICTION

(a)

The parties hereto hereby irrevocably agree that, for the benefit of you and the Noteholders only, the courts of England shall have exclusive jurisdiction to hear and determine any suit, action or proceeding, and to settle any disputes, which may arise out of or in connection with this Agreement and, for such purposes, the Company irrevocably submits to the exclusive jurisdiction of such courts.

(b)

The Company irrevocably waives any objection which it might now or hereafter have to the courts referred to in clause (a) being nominated as the forum to hear and determine any suit, action or proceeding, and to settle any disputes, which may arise out of or in connection with this Agreement and agrees not to claim that any such court is not a convenient or appropriate forum.

(c)

The Company agrees that the process by which any suit, action or proceeding is begun may be served on it by being delivered in connection with any suit, action or proceeding in England, to it at c/o Charles Russell, 8-10 New Fetter Lane, London, EC4A 1RS (the "Process Agent"). If for any reason the Process Agent ceases to act as such or ceases to have an address in England, the Company shall promptly appoint another such agent and notify you and the Noteholders of such appointment and the new agent's name and address.

(d)

The submission to the jurisdiction of the courts referred to in clause (a) shall not (and shall not be construed so as to) limit the right of either you or the Noteholders or any of them to take proceedings against the Company in any other court of competent jurisdiction nor shall the taking of proceedings in any one or more jurisdictions preclude the taking of proceedings in any other jurisdiction, whether concurrently or not.

22.	THIRD PARTY RIGHTS

A person who is not a party to this Agreement has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce or enjoy the benefit of any term of this Agreement; provided, however, that each Noteholder shall be entitled to enforce or enjoy the benefit of each such term which is expressed to be, or is impliedly, for its benefit as if it were expressed to be a party hereto.

23.	OBLIGATION TO MAKE PAYMENTS IN DOLLARS

(a)

Except as otherwise expressly provided herein, all payments made by theCompany under this Agreement or the Notes shall be in Dollars and the obligations of the Company to make payments in Dollars of any of its obligations under this Agreement or the Notes shall not be discharged or satisfied by any tender, or any recovery pursuant to any judgment, which is expressed in or converted into any currency other than Dollars, except to the extent such tender or recovery shall result in the actual receipt by the applicable holder of the full amount of Dollars expressed to be payable in respect of any such obligations.

(b)

If for the purpose of obtaining judgment in any court it is necessary for any Noteholder to convert a sum due hereunder or under the Notes in Dollars (the "Original Currency") into another currency (the "Other Currency"), the Company agrees, to the extent permitted by applicable law, that the rate of exchange used shall be that at which in accordance with normal banking procedures such Noteholder could purchase the Original Currency with the Other Currency on the Business Day preceding that on which final judgment is given.

(c)

The obligations of the Company in respect of any sum due from it to any Noteholder hereunder shall, notwithstanding any judgment in such Other Currency, be discharged only to the extent that on the Business Day following receipt by such Noteholder of any sum adjudged to be so due in the Other Currency such Noteholder may in accordance with normal banking procedures purchase the Original Currency with the Other Currency. If the amount of the Original Currency so purchased is less than the sum originally due to such holder in the Original Currency, the Company agrees, as a separate obligation and notwithstanding any such judgment, to indemnify such Noteholder on an after-tax basis (taking into account all Taxes) against such loss, and if the amount of the Original Currency so purchased exceeds the sum originally due to such Noteholder in the Original Currency, such Noteholder shall remit to the Company such excess.

24.	PAYMENTS ON NOTES

24.1	Place of Payment

Subject to Clause 24.2, payments of principal and interest becoming due and payable on the Notes shall be made in London at the principal office of Bayerische Hypo- und Vereinsbank AG, London branch, in such jurisdiction. The Company may at any time, by notice to each holder of a Note, change the place of payment of the Notes so long as such place of payment is in England at the principal office of a bank or trust company in such jurisdiction.

24.2	Home Office Payment

So long as you or your nominee shall be the holder of any Note, and notwithstanding anything contained in Clause 24.1 or in such Note to the contrary, the Company will pay all sums becoming due on such Note for principal and interest by the method and at the address specified for such purpose below your name in Schedule A, or by such other method or at such other address as you shall have from time to time specified to the Company in writing for such purpose, without the presentation or surrender of such Note or the making of any notation thereon, except that upon written request of the Company made concurrently with or reasonably promptly after payment or prepayment in full of any Note, you shall surrender such Note for cancellation, reasonably promptly after any such request, to the Company at its principal executive office or at the place of payment most recently designated by the Company pursuant to Clause 24.1. Prior to any sale or other disposition of any Note held by you or your nominee you will, at your election, either endorse thereon the amount of principal paid thereon and the last date to which interest has been paid thereon or surrender such Note to the Company in exchange for a new Note or Notes pursuant to Clause 15.2. The Company will afford the benefits of this Clause 24.2 to any holder of a Note that is the direct or indirect transferee of any Note purchased by you under this Agreement and that has made the same agreement relating to such Note as you have made in this Clause 24.2.

25.	MISCELLANEOUS

25.1	Successors and Assigns

All covenants and other agreements contained in this Agreement by or on behalf of any of the parties hereto bind and inure to the benefit of their respective successors and assigns (including any subsequent Noteholder) whether so expressed or not.

25.2	Severability

Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall (to the full extent permitted by applicable law) not invalidate or render unenforceable such provision in any other jurisdiction.

25.3	Construction

Each covenant contained herein shall be construed (absent express provision to the contrary) as being independent of each other covenant contained herein, so that compliance with any one covenant shall not (absent such an express contrary provision) be deemed to excuse compliance with any other covenant. Where any provision herein refers to action to be taken by any person, or which such person is prohibited from taking, such provision shall be applicable whether such action is taken directly or indirectly by such person.

25.4	Counterparts

This Agreement may be executed in any number of counterparts, each of which shall be an original but all of which together shall constitute one instrument. Each counterpart may consist of a number of copies hereof, each signed by less than all, but together signed by all, of the parties hereto.

25.5	Governing Law

This Agreement and all amendments and supplements to, and all consents and waivers pursuant to this Agreement, shall in all respects be construed and enforced in accordance with, and the rights of the parties shall be governed by, the laws of England.

25.6	English Language

This Agreement and the Notes have been prepared and signed in English and the parties hereto agree that the English version hereof and thereof shall be the only version valid for the purpose of the interpretation and construction hereof and thereof notwithstanding the preparation of any translation into another language hereof or thereof, whether official or otherwise or whether prepared in relation to any proceedings which may be brought in British Columbia in respect hereof or thereof.

Very truly yours,

BEMA GOLD CORPORATION

By:

Name:

Title

The foregoing is hereby
agreed to as at this 15th
day of February, 2006.

BAYERISCHE HYPO- UND VEREINSBANK AG By: Name: Title:

By:

Name:

Title:

SCHEDULE A

INFORMATION RELATING TO NOTE PURCHASER

Purchaser Name	Bayerische Hypo- und Vereinsbank AG

Name in which Notes are to be	Bayerische Hypo- und Vereinsbank AG
registered

Payment on Account of Note

Method

Account Information

Accompanying Information	Name of Company: Bema Gold Corporation

Description of Security:

Address for notices related to	Bayerische Hypo- und Vereinsbank AG, London
payments	Branch
41 Moorgate
London EC2R 6PP
Facsimile No: +44 (0)20 7573 8468

Address for all other notices	Bayerische Hypo- und Vereinsbank AG, London
Branch
41 Moorgate
London EC2R 6PP
Facsimile No: +44 (0)20 7573 8468

With a copy to:
Bayerische Hypo- und Vereinsbank AG
Natural Resources (MCS3NR)
Am Tucherpark 1 (VTW1)
80538 Munich
Facsimile No: +49 (0) 89 378 41518

Address for delivery of Notes and	c/o Mayer, Brown, Rowe & Maw LLP
Shares	11 Pilgrim Street
London EC4V 6RW

SCHEDULE B
DEFINED TERMS

As used herein, terms defined in the Common Terms Agreement (unless otherwise defined herein) shall (notwithstanding any termination of the Common Terms Agreement) have the meanings set forth therein and the following terms have the respective meanings set forth below:

"Agreed Form" means in respect of any instrument:

(a)	in a form executed by the relevant parties and dated the date hereof; or

(b)

if not executed and dated the date hereof, substantially in the form initialled on the date hereof by you (or Mayer, Brown, Rowe & Maw LLP on your behalf) and an Authorised Representative of the Company; or

(c)	in such form as you and the Company agree is the Agreed Form of such instrument for the purposes of this Agreement,

and the Agreed Form of any instrument described in clause (c) shall have precedence over and replace the Agreed Form of such instrument described in clause (a) or (if specified in the form referred to in clause (c)) clause (b).

"Agreement" means this Note Purchase Agreement, as the same may from time to time be amended, modified or supplemented in accordance with the terms thereof.

"Applicable Market" means The American Stock Exchange.

"Authorised Representative" means those of the officers of the Company whose signatures and incumbency shall have been certified to you pursuant to Clause 4.2(a) .

"Basic Conversion Price" is defined in Clause 7.1(a) . \

"Can $" means the lawful currency of Canada.

"Capital Reorganisation" is defined in Clause 7.5(f) .

"Closing" is defined in Clause 3.

"CMGC" means the "Borrower" as defined in the Common Terms Agreement.

"Code" means the U.S. Internal Revenue Code of 1986, as amended from time to time, and the rules and regulations promulgated thereunder from time to time.

"Commitment Amount" is defined in Clause 2(a).

"Commitment Termination Date" means the earlier of:

(a)	1 June, 2009;

(b)	the Economic Completion Date; and

(c)	the date of any cancellation of the Commitment Amount pursuant to Clause 2(d) or Clause 12.

"Common Terms Agreement" means the Common Terms Agreement relating to the project financing for the Kupol Project, dated 1 December 2005, between Closed Joint-Stock Company "Chukotka Mining and Geological Company", as the Borrower, BCK Ventures Limited, the Company, Kupol Ventures Limited, White Ice Ventures Limited, Chukotka Ventures Limited and Bema Gold Far East LLC, as the Guarantors, Kupol Au-Ag (Barbados) Inc., as the Risk Management SPV, and the banks and other institutions referred to (and defined) therein as the Tranche A Senior Lenders, the Tranche B Senior Lenders, the MLA's, the Documentation Agent, the Technical Agent, the Insurance Agent, the Tranche A Facility Agent, the Tranche B Facility Agent, the Offshore Security Trustee, the Principal Russian Security Agent, the Russian Gold Security Agent and the Principal Facilities Agent.

"Company" is defined in the introductory paragraph.

"Compliance Certificate" means a certificate duly executed by an Authorised Representative of the Company, substantially in the Agreed Form.

"Consolidated Cash Flow" means, for any period, the total operating cash flows (less Interest Expense) generated by the Company and the other Group Members (including, realised gains or losses in connection with any Risk Management Obligation, and excluding, for the avoidance of doubt, any proceeds received from the sale or exercise of warrants, shares or any other equity interests and, in the case of CMGC, Interest Receivable) after all operating expenses (including production and reclamation funding costs, royalties, general and administration costs and any negative Net Exploration Costs and other expenses (excluding, for the avoidance of doubt, non-cash expenses or expenses already included in the calculation hereof) but excluding taxes and, in the case of CMGC, Interest Expense, and, for the avoidance of doubt, Capital Expenditures), in each case during such period. As used in this definition the term "Net Exploration Costs" means for any period (a) all freely available cash balances maintained by the Company and the other Group Members (excluding CMGC and the Risk Management SPV) at the commencement of such period, plus (b) any equity proceeds raised by any Group Member during such period, less (c) any Required Equity Contribution which is actually made during such period and/or which might be required to be made at any time after the end of such period, less (d) exploration costs.

"Consolidated Interest Cover Ratio" means, as at the last day of any quarter, the ratio of:

(a)

Consolidated Cash Flow for such quarter (plus, in the case of the calculation of the Consolidated Interest Cover Ratio made for the quarter ended on 31 December, 2005, the Relevant Bema Group Cash Balances as at 31 December, 2005),

to

(b)	Consolidated Net Interest Expense for such quarter.

"Consolidated Leverage Ratio" means, as at the last day of any quarter, the ratio, expressed as a percentage, of:

(a)	Consolidated Net Debt as at the last day of such quarter

to

(b)	Consolidated Cash Flow for the twelve (12) month period ending on the last day of such quarter.

"Consolidated Net Debt" means, on any date, the excess of:

(a)	the principal amount of financial indebtedness of the Company and the other Group Members (excluding Kupol Indebtedness) outstanding on such date less

(b)

the principal amount of freely available cash balances maintained by the Company and the other Group Members (excluding CMGC and the Risk Management SPV) at such date (and, for the avoidance of doubt, a cash balance shall not be freely available if it is subject to any lien in favour of any third party (excluding, however, any contractual set-off rights or similar rights arising under mandatory principles of applicable law).

"Consolidated Net Debt: Consolidated Tangible Net Worth Ratio" means, on any date, the ratio, expressed as a percentage, of:

(a)	Consolidated Net Debt as at such date

to

(b)	Consolidated Tangible Net Worth as at such date.

"Consolidated Net Interest Expense" means, for any period, the excess of:

(a)	the amount in Dollars which will be necessary in order to pay in full all interest, premium and similar amounts (howsoever characterised and including:

	(i)	the interest element of finance leases;

	(ii)	discount and acceptance fees payable (or deducted);

(iii)

fees payable in connection with the issue or maintenance of any bond or letter of credit, guarantee or other insurance against financial indebtedness and issued by a third party on behalf of the Company or any other Group Member;

	(iv)	repayment and prepayment premiums payable or incurred in repaying or prepaying any financial indebtedness; and

	(v)	commitment, utilisation and non-utilisation fees payable or incurred in respect of financial indebtedness).

becoming due and payable during such period in respect of all financial indebtedness of the Company and the other Group Members (excluding any Obligor (as defined in the Common Terms Agreement) other than the Company).

less

(b)

the amount in Dollars in respect of interest accrued due during such period on cash balances maintained by the Company and the other Group Members (excluding any Obligor (as defined in the Common Terms Agreement) other than the Company).

"Consolidated Tangible Net Worth" means, on any date, the aggregate of the amounts paid up or credited as paid up on the issued share capital of the Company (other than any redeemable shares which have, on such date, been called for redemption in accordance with their terms) and the aggregate amount of the Company's reserves, including:

(a)	share capital and share premiums;

(b)	capital reserves and non-distributable reserves;

(c)	retained earnings;

(d)	unexercised warrants and stock options issued by the Company; and

(e)	other distributable reserves.

but, for the avoidance of doubt, excluding any such amounts relating to warrants (other than warrants referred to in clause (d)) issued by the Company prior to conversion thereof into issued share capital.

"Conversion Date" means each date upon which part or all of the principal amount of a Note is or is intended to be converted into Shares pursuant to Section 7.

"Conversion Exercise Notice" means the notice in the form attached hereto as Schedule D.

"Conversion Right" is defined in Clause 7.1(b) .

"Convertible Issue Date" means the date of issue of any indebtedness of the nature referred to in Clause 11.17(p) .

"Current Conversion Price" is defined in Clause 7.1(a) .

"Current Market Price" of a Share at any date means the price per share equal to the weighted average price at which the Shares have traded during any twenty (20) consecutive Trading Days ending on the trading day immediately prior to such date on The American Stock Exchange or, if the Shares are not listed thereon, on any stock exchange on which such shares are listed as may be selected for such purpose by the Company and approved by the Noteholders, or, if the Shares are not listed on any stock exchange, then on the over-the-counter market in Canada as may be selected for such purpose by the Company and approved by the Noteholders. The weighted average price per Share shall be determined by dividing the aggregate sale price of all Shares sold on the aforementioned exchange or market, as the case may be, during the aforementioned twenty (20) consecutive Trading Days by the total number of Shares so sold.

"Default" means an event or condition the occurrence or existence of which would, with the lapse of time or the giving of notice or both, become an Event of Default.

"Default Rate" means the interest rate provided for in Clause 8.7.

"Directors" means the directors of the Company from time to time.

"Dollar" or "U.S.$" or "$" means the lawful currency of the United States of America.

"Enforcement Event" means either (a) the occurrence of any Insolvency Default or (b) the acceleration of all or any portion of the outstanding principal amount of the Notes pursuant to Clause 12 as a result of the occurrence of any Event of Default.

"Event of Default" is defined in Clause 12.

"Exchange Act" is defined in Clause 6.1.

"Exchangeable Securities" is defined in Clause 7.5(b)(i) .

"Final Conversion Date" means, in respect of any Note, the date which is the earlier of the Maturity Date of such Note and the date on which such Note has been prepaid in full.

"holder" or "Noteholder" means, with respect to any Note, the person in whose name such Note is registered in the register maintained by the Company pursuant to Clause 15.1; provided, however, that , at any time when you shall be under any commitment to purchase Notes hereunder any reference in this Agreement to:

(a)

the obtaining of any consent, opinion or direction from, or any consultation with, any group of Noteholders (including, for the avoidance of doubt, the Required Holders) shall be deemed to also require your consent, opinion or direction or, as the case may be, consultation with you;

(b)	the distribution of any information or document to any Noteholder or the ability of any Noteholder to request information or document shall be deemed to include a reference to you;

(c)	any payment to Noteholders pursuant to Clause 14, 16.1 or 23 shall be deemed to include a reference to payment to you;

(d)	the making of any representation or warranty to the Noteholders shall be deemed to include the making of such representation or warranty to you;

(e)	any reference to the Noteholders in Clause 16.2 shall be deemed to include a reference to you; and

(f)	any reference to the Noteholders in any defined term referred to in any of the provisions of this Agreement described in clauses (a) to (e) shall be deemed to include a reference to you.

"Indemnified Liabilities" is defined in Clause 16.2.

"Indemnified Parties" is defined in Clause 16.2.

"Insolvency Default" means any condition or event which, after notice, lapse of time, the making of any required determination or any combination of the following, would constitute an Event of Default of the nature referred to in Clause 12(f); provided, however, that the inability of any Group Member to pay its debts as they fall due shall not constitute an Insolvency Default until such time as either (a) such Group Member has actually defaulted in the payment of any such debt, (b) has declared that it is unable to pay such debts, or (c) the Required Holders shall have reasonably determined that it is not able to pay such debts.

"Interest Expense" means, for any period, the amount in Dollars which will be necessary in order to pay in full all interest, premium and similar amounts (howsoever characterised and including:

(a)	the interest element of finance leases;

(b)	discount and acceptance fees payable (or deducted);

(c)	fees payable in connection with the issue or maintenance of any bond or letter of credit, guarantee or other insurance against financial indebtedness and issued by a third party on behalf of CMGC;

(d)	repayment and prepayment premiums payable or incurred in repaying or prepaying any financial indebtedness; and

(e)	commitment, utilisation and non-utilisation fees payable or incurred in respect of financial indebtedness),

becoming due and payable during such period (but excluding any capitalised interest) in respect of all financial indebtedness of CMGC.

"Interest Payment Date" means the last Business Day in each March, June, September and December.

"Interest Period" means, with respect to the first Interest Period for each Note, the period starting on the issue date of such Note and ending on the subsequent Interest Payment Date, and, with respect to each subsequent Interest Period for each Note, the period starting the date after the immediately preceding Interest Payment Date and ending on the subsequent Interest Payment Date.

"Interest Receivable" means, for any period, the amount in Dollars in respect of interest accrued due during such period on cash balances maintained by CMGC.

"Investment Company Act" means the U.S. Investment Company Act of 1940, as amended.

"Kupol Indebtedness" means, collectively, (a) any financial indebtedness outstanding from any Obligor (as defined in the Common Terms Agreement) pursuant to any Finance Documents (as so defined), and (b) any Bridge Facility Indebtedness.

"Kupol Junior Loan Subordination Agreement" means the subordination agreement between the Junior Lender and the Noteholders, substantially in the Agreed Form.

"LIBOR" means, relative to any Interest Period, the offered rate of interest per annum which appears on Reuters Screen Page LIBOR 01 (or such other page or service in replacement thereof as may be utilised by banks generally from time to time for the purpose of displaying London interbank offered rates for deposits denominated in Dollars) as at 11.00 a.m. (London time) for such Interest Period calculated at the date which is two (2) Business Days prior to the first day of such Interest Period; provided, however, that in the event that no such display rate is available for Dollars at such time, the Noteholders will request the principal London office of each Reference Bank to provide the Noteholders with its quotation for offers of Dollar deposits to leading banks in the London interbank market for such period and in an amount comparable to the aggregate principal amount of such Noteholder's Notes, and "LIBOR" shall equal the average (rounded upwards to the nearest four decimal places) of such quoted rates.

"Materially Adverse Effect" shall have the meaning provided in the Common Terms Agreement but when such term is used herein with respect to the Company only shall mean the effect of any event or circumstance which, in the reasonable opinion of the Required Holders, is or is likely to be materially adverse to the ability of the Company to perform or comply with any of its respective obligations under the Note Documents.

"Maturity Date" means 30 June, 2012.

"Note Document" means any of:

(a)	this Agreement and the Notes;

(b)

each other instrument executed by the Company or any affiliate of the Company evidencing any obligation (monetary or otherwise) to any Noteholder in connection with and pursuant to this Agreement and the transactions contemplated hereby and delivered to any Noteholder, whether or not mentioned herein; and

(c)	any other instrument which the Noteholders and the Company agree is a Note Document.

"Note Purchase Date" is defined in Clause 3.

"Notes" is defined in Clause 1.

"Obligations" means all obligations of the Company with respect to the repayment or performance of all obligations (monetary or otherwise) of the Company arising under or in connection with this Agreement and each other Note Document.

"Obligor" has the meaning given to it in the Common Terms Agreement and includes the Company in its capacity as a party to the Note Documents.

"Officer's Certificate" is defined in Clause 7.8.

"Operative Documents" means the Note Documents, the Loan Documents and the Project Documents.

"Original Currency" is defined in Clause 23(b).

"Other Currency" is defined in Clause 23(b).

"Process Agent" is defined in Clause 21(c).

"Process Agent Acceptance" means a letter from the Process Agent to you substantially in the Agreed Form.

"property" or "properties" means, unless otherwise specifically limited, real or personal property of any kind, tangible or intangible, choate or inchoate.

"Purchase Request" is defined in Clause 2(b).

"Purchaser" means each person which subscribes, or otherwise agrees, to become a Noteholder.

"Qualifying Project Capital Cost Overrun" means any Capital Expenditure in excess of those included or described in the Cash Flow Schedule as in effect on the Effective Date under the Common Terms Agreement and which CMGC proposes to incur in connection with the achievement of Economic Completion and which, in the opinion of the Independent Engineer, is required to be incurred, and will be sufficient, in order to achieve Economic Completion on or prior to 1 June 2009.

"Reference Price" means, in respect of any Note, the amount shown as such on the face of such Note, as the same may be reduced from time to time pursuant to Clause 8.2.

"Regulation S" means Regulation S promulgated by the U.S. Securities and Exchange Commission under the Securities Act.

"Regulatory Change" means the occurrence after the date of this Agreement of any change in or abrogation or phasing out of, or introduction, adoption, effectiveness or phase-in of any:

(a)	statute, law, rule or regulation applicable to any Noteholder, or

(b)

guideline, interpretation, directive, consent decree, administrative order, request or determination (whether or not having the force of law) applicable to such Noteholder of any court, central bank or governmental or regulatory authority charged with the interpretation or administration of any statute, law, rule or regulation referred to in clause (a) or of any fiscal, monetary or other authority having jurisdiction over such Noteholder, or any interpretation or reinterpretation of any item or matter referred to in clause (a) or (b) by any person with authority in connection with such interpretation or reinterpretation.

"Relevant Bema Group Cash Balances" means as at any date, the excess of (a) the principal amount of freely available cash balances maintained by the Company and the other Group Members in bank accounts maintained with financial institutions on such date (and, for the avoidance of doubt, a cash balance shall not be freely available if it is subject to any lien in favour of any third party (excluding, however, any such lien arising by way of set-off rights under mandatory principles of applicable law)), less (b) the amount of such balances which, in the reasonable opinion of the Required Holders, will be required to fund the Up-Front Equity Contribution and the Equity Make-Up Contribution required to be made in connection with the making of the initial Senior Loans under the Common Terms Agreement.

"Required Holders" means, at any time, the holders of more than fifty percent (50%) in principal amount of the Notes at the time outstanding (exclusive of Notes then owned by the Company or any of its affiliates).

"Restricted Group Member" means each Group Member other than the Petrex Project Companies.

"Rights Offering" is defined in Clause 7.5(c) .

"Rights Offering Price" is defined in Clause 7.5(c) .

"Rights Period" is defined in Clause 7.5(c) .

"Scheduled Repayment Amount" means, with respect to each Note, (a) the outstanding principal amount of such Notes as at the Interest Payment Date occurring on 30 September 2009, divided by (b) twelve (12).

"Securities" is defined in Clause 15.4(a)(i) .

"Securities Act" means the U.S. Securities Act of 1933, as amended from time to time.

"Share Reorganisation" is defined in Clause 7.5(b) .

"Shares" means the common shares in the capital of the Company as such shares exist at the date hereof and, in the event that there shall occur a change in respect of or affecting the Shares referred to in Clause 7 (whether or not such change shall result in an adjustment in the Current Conversion Price), the term "Shares" shall mean the shares, other securities or other property into which a Note is convertible resulting from such change.

"Special Distribution" is defined in Clause 7.5(d) .

"Taxes" is defined in Clause 14.4 (a).

"Trading Days" with respect to a stock exchange means a day on which such stock exchange is open for business and with respect to an over-the-counter market means a day on which The Toronto Stock Exchange is open for the transaction of business.

"U.S." means the United States of America.

"United States" and "U.S. person" are defined by Regulation S under the Securities Act.

SCHEDULE C
FORM OF PURCHASE REQUEST

 [Note Purchaser]

Attention: [●]

Dear Sirs:

This Note Purchase Request (this "Request") is delivered to you pursuant to Clause 2(b) of the Note Purchase Agreement, dated 15 February 2006 (as amended, modified or supplemented from time to time, the "Note Purchase Agreement"), among Bema Gold Corporation (the "Company") and you. Unless otherwise defined herein or the context otherwise requires, terms used herein have the meanings provided in, and shall be interpreted in accordance with, the Note Purchase Agreement.

The Company hereby requests that on [●] (the "Note Purchase Date") Notes with the aggregate Reference Price of U.S.$[●] and attached hereto be purchased by you.

The Company certifies, represents and warrants, as may be relevant, to you that on the date of this Request (and both immediately before and immediately after the purchase of such Notes pursuant hereto but, if any Default shall have occurred with respect to any other indebtedness, without giving effect to the application, directly or indirectly, of the proceeds of such Notes to such other indebtedness):

(a)

the representations and warranties of the Company set forth in Clause 6 of the Note Purchase Agreement and those of each Obligor set forth in each other Note Document to which it is a party are and shall be true and correct in all material respects with the same effect as if made on the date of this Request (unless stated to relate solely to an earlier date, in which case such representations and warranties were true and correct as of such earlier date); and

(b)	no Default has occurred and is continuing.

The Company hereby agrees that if prior to the time of the purchasing of the Notes requested hereby any matter certified, represented or warranted to herein by it will not be true and correct in all material respects at such time as if then made, it will immediately so notify you.

The Company hereby requests that the proceeds of the Notes requested hereby be deposited into [●].

The Company has caused this Request to be executed and delivered, and the certifications, representations and warranties contained herein to be made, by its duly Authorised Representative this [●] day of [●].

BEMA GOLD CORPORATION

By: [●]

Name Printed: [●]

Title: [●]

SCHEDULE D
FORM OF CONVERSION EXERCISE NOTICE

Bema Gold Corporation
Suite 3100
Three Bentall Centre
595 Burrard Street
PO Box 49143
Vancouver, BC V7X 1J1

Attention: Roger Richer

Dear Sirs:

Re:     Conversion Exercise Notice

This Conversion Exercise Notice (this "Notice") is delivered to you pursuant to Clause 7.3 of the Note Purchase Agreement, dated 15 February 2006 (as amended, modified or supplemented from time to time, the "Note Purchase Agreement"), between Bema Gold Corporation (the "Company") and [name of Noteholder]. Unless otherwise defined herein or the context otherwise requires, terms used herein have the meanings provided in, and shall be interpreted in accordance with, the Note Purchase Agreement.

We hereby give you notice that we elect to convert [part of] the Note attached hereto (the "Note") in a principal amount of [●] into Shares (the "Shares") in accordance with the provisions of the Conversion Right.

The undersigned hereby represents and warrants to the Company as follows (check one):

(i)	the undersigned is not a U.S. person and the Note is not being converted within the United States or on behalf of a U.S. person; or

(ii)

the undersigned has delivered herewith to the Company a written opinion of counsel to the effect that the conversion of the Note by the undersigned is not subject to registration under the Securities Act of 1933, as amended, or the securities laws of any state of the United States.

"United States" and "U.S. person" are as defined by Regulation S under the United States Securities Act of 1933.

The undersigned undertakes and agrees that it will not offer or sell the Shares except in transactions (i) which are registered under the Securities Act and the securities laws of all applicable states of the United States, or (ii) for which an exemption from registration is available.

We further request that you issue the certificate(s) for the relevant Share[s] issuable on conversion in the following name(s): [Name(s)] [Address] [and that you issue a replacement Note in a [principal amount] [Reference Price] of [amount equal to the principal amount of the Note which the holder did not elect to convert].

We have caused this Notice to be executed and delivered by a duly authorised representative this [●] day of [●].

NOTEHOLDER

By: [●]

Name Printed: [●]

SCHEDULE E

SHARES ON EXCHANGE OPERATING IN THE UNITED STATES

The Common Shares of the Company are listed on and trade on The American Stock Exchange.

SCHEDULE F

APPROVALS IN CONNECTION WITH THE ISSUE OF SECURITIES

Name of Approval	Issuer of Approval	Date of Approval

EXHIBIT A
[FORM OF NOTE]

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THIS SECURITY BEFORE [the date which is four months and one day after the applicable Closing will be inserted].

This note and the shares deliverable upon conversion thereof have not been registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or the securities laws of any state of the United States. This note may not be converted in the United States or by or on behalf of a person in the United States or a U.S. person and this note and the shares deliverable upon conversion thereof may not be offered, sold, pledged or otherwise transferred or assigned in the United States or to, or for the account or benefit of, a U.S. person unless the note and the underlying shares have been registered under the Securities Act and the applicable securities legislation of any such state or an exemption from such registration requirements is available. "United States" and "U.S. person" are as defined by Regulation S under the Securities Act.

BEMA GOLD CORPORATION
SENIOR CONVERTIBLE NOTE DUE 30 June 2012

No.	Date:

Reference Price: U.S.$__________

FOR VALUE RECEIVED, the undersigned, BEMA GOLD CORPORATION (herein called the "Company"), a corporation continued and existing under the laws of Canada, hereby promises to pay to [●], or registered assigns, the principal sum determined as provided in the Note Purchase Agreement referred to below on 30 June 2012, with interest (a) determined as provided in the Note Purchase Agreement referred to below on the unpaid balance thereof, payable quarterly, on the Interest Payment Dates (as defined in the Note Purchase Agreement referred to below) in March, June, September and December in each year commencing with the Interest Payment Date falling in [●] 2006, until the principal hereof shall have become due and payable and (b) to the extent permitted by law on any overdue payment (including any overdue prepayment) of principal and any overdue payment of interest, payable quarterly as aforesaid (or, at the option of the registered holder hereof, on demand), at a rate per annum from time to time equal to the Default Rate (as defined in the Note Purchase Agreement referred to below). Further payments of the outstanding principal amount of the Note may be required to be made pursuant to the Note Purchase Agreement referred to below.

Payments of principal of, and interest on, this Note are to be made in lawful money of the United States of America at the principal office of [Bayerische Hypo-und Vereinsbank AG, London branch] or at such other place as the Company shall have designated by written notice to the holder of this Note as provided in the Note Purchase Agreement referred to below.

This Note is one of a series of Senior Secured Convertible Notes due 30 June 2012 (herein called the "Notes") issued pursuant to the Note Purchase Agreement, dated 15 February

2006 (as from time to time amended, the "Note Purchase Agreement"), between the Company and the purchasers named therein and is entitled to the benefits thereof (including the possible conversion into shares of the Company referred to therein) and the terms thereof are hereby incorporated herein by reference.

This Note is a registered Note and, as provided in the Note Purchase Agreement, upon surrender of this Note for registration of transfer, accompanied by a written instrument of transfer in the form attached to the Note Purchase Agreement as Exhibit B thereto duly executed, by the registered holder hereof or such holder's attorney duly authorised in writing, and by the transferee or such transferee's attorney duly authorised in writing, and subject to applicable laws, a new Note for a like principal amount will be issued to, and registered in the name of, the transferee. Prior to due presentment for registration of transfer, the Company will treat the person in whose name this Note is registered as the owner hereof for the purpose of receiving payment and for all other purposes, and the Company will not be affected by any notice to the contrary.

This Note is subject to optional prepayment at the times and on the terms specified in the Note Purchase Agreement, but not otherwise.

If an Event of Default, as defined in the Note Purchase Agreement, occurs and is continuing, the principal of this Note may be declared or otherwise become due and payable in the manner, at the price and with the effect provided in the Note Purchase Agreement.

This Note shall in all respects be construed and enforced in accordance with, and the rights of the holder shall be governed by, the laws of England.

BEMA GOLD CORPORATION

By: [●]

Name: [●]

Title: [●]

EXHIBIT B
[FORM OF NOTE ASSIGNMENT]

Bema Gold Corporation
Suite 3100
Three Bentall Centre
595 Burrard Street
PO Box 49143
Vancouver, BC V7X 1J1

Attention: Roger Richer

Dear Sirs:

Re:      Note Assignment

For value received, the undersigned hereby sells, assigns and transfers unto                   (the "Transferee") all of the undersigned's interest in the enclosed Note issued in the principal amount of U.S.$                   (the "Transferred Note"), registered in the name of the undersigned under the terms of the Note Purchase Agreement, dated 15 February 2006 (as amended, modified or supplemented from time to time, the "Note Purchase Agreement"), between Bema Gold Corporation (the "Company") and [name of Noteholder].

[In the event that the undersigned sells, assigns or transfers the Note prior to [●], 200[●] [insert the date that is four months and one day after the applicable Closing] the undersigned encloses a legal opinion or other evidence satisfactory to the Company, acting reasonably, that the Note is being transferred in compliance with applicable Canadian securities laws.]

Dated this [●] day of [●].

(Signature of Registered Noteholder)

(Print name of Registered Noteholder)

(Print name and Title of Authorised Signatory)

NOTICE: THE SIGNATURE TO THIS TRANSFER MUST CORRESPOND WITH THE NAME AS WRITTEN UPON THE FACE OF THE NOTE, IN EVERY PARTICULAR, WITHOUT ALTERATION OR ENLARGEMENT, OR ANY CHANGE WHATEVER

Signature

Guaranteed by

NOTICE: THE SIGNATURE OF THE TRANSFEROR SHOULD BE GUARANTEED BY A BANK, FINANCIAL INSTITUTION OR STOCK BROKER WHOSE SIGNATURE IS ACCEPTABLE TO THE COMPANY.

Notes shall only be transferable in accordance with applicable laws and the resale of Notes and Shares issuable upon conversion of Notes may be subject to restrictions under such laws.

Transferee Information

The undersigned Transferee hereby requests that the Transferred Note be cancelled and a new Note be issued, in accordance with the terms of the Note Purchase Agreement, in the name of the undersigned in accordance with the registration instructions provided below.

In connection therewith, the undersigned certifies that it is purchasing the Transferred Note as principal for its own account, for investment purposes only and not for the account or benefit of any other person, it received and accepted the offer to purchase the Transferred Note in the jurisdiction set forth below as the undersigned's "Address", and (check one):

[ ]	(i)	it is not a U.S. person or a person in the United States; or

[ ]	(ii)

it has delivered herewith to the Company a written opinion of counsel or other evidence satisfactory to the Company to the effect that the transfer of the Transferred Note to the undersigned is not subject to registration under the Securities Act of 1933, as amended, or the securities laws of any state of the United States.

"United States" and "U.S. person" are as defined by Regulation S under the United States Securities Act of 1933.

The undersigned undertakes and agrees to be bound by the terms of the Note Purchase Agreement.

Address:

Registration Instructions:

Dated this [●] day of [●].

(Signature of Transferee)

(Print name of Transferee)

(Print Name and Title of Authorised Signatory)